Old National Bancorp Expands into Wisconsin – Partners with Anchor BanCorp Wisconsin Inc. January 12, 2016 Filed by Old National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Anchor BanCorp Wisconsin Inc. Commission File No.: 001-34955

Additional Information for Shareholders of Anchor BanCorp Wisconsin Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor BanCorp Wisconsin Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger.  Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015.  Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC and other factors identified in this presentation. These forward-looking statements are made only as of the date of this presentation, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Transaction Highlights Anchor BanCorp includes 46 branches, $1.5 billion in loans, $1.8 billion in deposits and $360 million in common shareholders’ equity as of September 30, 2015 Top 5 market presence in Madison, WI – One of the most attractive markets in the Midwest $461 million in total consideration1 Election of 3.5505 common shares of ONB or $48.50 (fixed) in cash for each share of Anchor (40% of Anchor shares receive cash) $187 million in cash $274 million in stock value 128% price / tangible book value2 (9/30/15) 13.6x price / 2017 earnings + cost savings Expected to close in 2Q 2016, subject to closing conditions 1 Exchange ratio is subject to adjustment under certain circumstances. Assumes issuance of 20.55 million shares of ONB valued at $13.34 (10-day average closing as of January 8, 2016) 2 See Appendix for Non-GAAP reconciliation

Compelling Financial Returns Strategic Fit Financial data as of September 30, 2015, per SNL Financial and Company documents — assumes merger and acquisition charges to be booked 50% prior to close, 50% in the remainder of 2016 Well-Positioned for Successful Execution Anchor’s team has successfully executed its turnaround plan – returning the company to sustainable profitability Well-defined, achievable operating efficiencies that drive enhanced operating leverage and profitability ONB’s track record of 10 successful integrations since 2007 Provides entry into attractive markets with strong demographics and similar cultures Adds 46 full-service branches with $1.5 billion in loans and $1.8 billion in deposits Compelling Financial Returns Tangible book value dilution of approximately $0.30 at closing Tangible book value earn back period of approximately 2.5 years using the Crossover method Expected to be 4% accretive to 2016 street estimates of EPS, excluding transaction-related expenses Expected to be 9% accretive to 2017 street estimates of EPS 18% IRR Projected capital ratios exceed “well capitalized” guidelines Assumptions Expected cost savings of 32% - anticipate 75% realized in 2016 and 100% realized in 2017 Gross loan credit mark estimated at $40.5 million, or 2.6% of total gross loans Loan interest rate mark estimated at $41.3 million, or 2.8% of total gross loans Core deposit intangible of 1.6% Assumes pre-tax merger-related charges of approximately $46.5 million No additional common equity raise necessary

Why Wisconsin? Cultural similarities to newly entered growth markets Comparable competitive dynamics and client opportunities Wisconsin’s forecasted job picture has improved dramatically to No. 21 this year.1 Ranked #1 in the East North Central Region by Site Selection for top Workforce Development States Tied for 7th among all US states for job creation in the 2015 annual Gallup poll 1 Forbes.com

Franchise Provides Superior Demographics Proj. 5-Year Population Growth 2016 Median HHI Proj. 5-Year Median HHI Growth Source: SNL Financial Anchor and Old National based on weighted average of deposits Madison is the 17th largest MSA in the Midwest and ranks 6th in projected population growth and 3rd in projected household income growth among the top 20 MSAs in the Midwest

Strategic Rationale 46 branches with $1.5 billion in loans and $1.8 billion deposits across Wisconsin – #7 rank in state deposits Core markets (Madison, Milwaukee and Fox Valley) offer robust commercial and retail client opportunities with additional product and service enhancements Partnership offers meaningful scale and operating leverage above the $10 billion regulatory threshold Anchor’s deep client relationships offer substantial opportunities to cross sell many of Old National’s existing products and services Represents one of the only significant entry opportunities into Wisconsin’s most relevant markets Compatible business philosophies and operating cultures Follow-on consolidation opportunities in a market with few natural consolidators

Products & Services Enhancements Likely Synergies / Enhancements Future potential synergies – Not included in the financial model Enhanced small business banking SBA lending Capital markets Agricultural lending Enhanced residential lending products Wealth management and trust services Private banking Enhanced on-line and mobile banking Insurance services

Anchor BanCorp Wisconsin Inc. Overview Founded in 1919, and headquartered in Madison, Wisconsin Anchor’s core markets – Madison, Milwaukee and Oshkosh – account for nearly half of Wisconsin’s total population 3rd largest depository bank headquartered and 7th largest overall in Wisconsin Recapitalized in September 2013 Re-emerged as a public company in October 2014 Anchor has been profitable for 8 consecutive quarters since recapitalization  Financial Highlights 3Q151 Assets $2.2 Billion Gross Loans $1.5 Billion  Total Deposits $1.8 Billion  Tangible Common Equity $360 Million  Net Interest Margin 3.38%  Tangible Common Equity Ratio 16.09% Non-Performing Assets / Total Assets 1.76% Tangible Book Value per Share $37.49 Common Shares Outstanding 9,598,487 1 Source: Anchor BanCorp’s 3Q15 company filings

Source: SNL Financial. Anchor’s Core Franchise – “The Triangle” Old National Bancorp Anchor BanCorp Wisconsin Inc.

Madison Milwaukee Fox Valley Prominent Businesses in Key Markets Strong Demographics Source: SNL Financial., based on June 30, 2015 FDIC Summary of Deposits 1 Fox Valley market includes Oshkosh and Appleton MSAs. 2 Fox Valley and All Other market demographics are weighted average calculations using deposit data.   United States Madison Milwaukee Fox Valley1 All Other Anchor           Number of banking offices   21 6 5 14 Presence (% of Anchor deposits)   56% 8% 10% 25%             Market Demographics           Population   643,699 1,577,013 403,906 715,401 Ranking by MSAs in the Midwest   17 10 28 - Projected population growth (2) 4.4% 4.1% 1.3% 2.1% 1.2% Unemployment rate (2) 3.7% 3.0% 4.4% 3.5% 4.0% Median HHI (2) 55,551 63,460 55,179 55,063 51,108 Projected HHI Growth (2) 7.8% 8.9% 7.2% 4.3% 8.9%

Source: SNL Financial based on June 30, 2015 Summary of Deposits Transforming Old National’s Landscape Pro Forma footprint (sorted by pro forma total deposits)   Pro Forma   Market     Deposit % of   rank Branches Deposits Mkt. Share pro forma MSA (#) (#) ($mm) (%) deposits     Evansville, IN-KY 2 18 1,646,045 30.3% 16.3% Madison, WI 5 21 1,028,332 6.5% 10.2% Indianapolis, IN 11 25 889,897 2.1% 8.8% Bloomington, IN 1 7 579,831 25.2% 5.7% Fort Wayne, IN 7 6 399,509 5.8% 3.9% Adrian, MI 1 9 338,279 36.1% 3.3% Terre Haute, IN 2 7 327,597 13.5% 3.2% Jasper, IN 2 6 326,112 21.7% 3.2% Grand Rapids, MI 14 4 310,380 1.6% 3.1% Lafayette, IN 4 5 297,262 10.5% 2.9% Highlighted MSAs represent newly entered or enhanced markets as part of ONB’s transformation strategy

Transforming Old National's Landscape

OLD NATIONAL

- **2004**
  - Consolidation of 5 branches
  - Returned to community bank model
- **2005**
  - Sold non-strategic market – Clarksville, TN – 5 branches
- **2006**
  - Consolidation of 2 branches
  - Sold non-strategic market – O'Fallon, IL – 1 branch
- **2007**
  - Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
  - Consolidation of 8 branches
- **2008**
  - Consolidation of 1 branch
- **2009**
  - Consolidation of 10 branches
  - Acquired 65 Charter One branches throughout Indiana March, 2009
- **2010**
  - Consolidation of 12 branches
- **2011**
  - Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
  - Consolidation of 44 branches
  - Sold non-strategic market – Chicago-area - 4 branches
  - FDIC-assisted acquisition of Integra Bank July, 2011
- **2012**
  - Acquired Indiana Community – Entry into Columbus, IN September, 2012
  - Consolidation of 21 branches
- **2013**
  - Sold 12 branches
  - Acquired 24 MI / IN branches July, 2013
  - Consolidation of 22 branches
- **2014**
  - Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
  - Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
  - Consolidation of 4 branches
  - Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November 1, 2014
- **2015**
  - Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January 1, 2015
  - Consolidation of 23 branches
  - Sold non-strategic market – Southern IL – 12 branches + 5 branches
- **2016**
  - Announced Intent to Acquire Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin January 12, 2016

Acquired 209 | **Sold 39** | **Consolidated 152**

15

Our Basic Bank Strategy Remains the same for Wisconsin Focus on basic community banking Local leadership Community partner – Strengthening the communities we serve Local credit decisions – Reporting centrally to Chief Credit Officer Focus on profitable, prudent organic growth Focus on credit quality Full service – Bringing all of Old National, combined with the strength of Anchor

Appendix

Financial Metrics

OLD NATIONAL

Core Earnings Accretion
$ in millions

	2016E[1]	2017E
Consensus Earnings - ONB	$118.4	$123.7
Consensus Earnings - ONB Per Share	$1.04	$1.10
Forecast	$10.2	$19.8
(2016 is 2H16 and 2017 is annual)		
After-tax Adjustments		
Cost of financing	$(1.5)	$(3.0)
Purchase accounting adjustments	3.4	5.5
Cost savings, after-tax[2]	5.1	14.1
Durbin Impact	(0.4)	(0.8)
Pro Forma Combined	**$135.5**	**$159.2**
Pro Forma Combined - Per Share	**$1.08**	**$1.19**
Accretion	$0.04	$0.10
	4.0%	8.9%
Estimated ROATCE	13.9%	14.1%

Balance Sheet Metrics as of 9/30/2015
$ in millions

	ONB	Pro Forma
Assets	$11,915	$14,078
Loans	6,867	8,343
Deposits	8,621	10,453
Leverage Ratio	8.4%	7.6%
TCE Ratio	7.6%	7.3%
Loan / Deposit Ratio	79.6%	79.8%
Tangible Book Value	$7.45	$7.16

Anchor Net Operating Loss Carryover as of 12-31-2014
$ in millions

	Gross NOL	Asset Value	Anchor Valuation Allowance	Additional Valuation Allowance	Net Asset Value
Federal	$195.0	$68.0	$0.0	$0.0	$68.0
State	292.0	16.0	-5.9	-1.6	8.5

Estimated Annual Federal NOL Usage:

	382 Limit	NUBIG[3]	Total
2016	$6.1	$6.4	$12.5
2017 to 2020	12.2	12.8	25.0
2021 and beyond	12.2		12.2

Estimated Annual State NOL Usage

Minimal until 2019

[1] 2016E excludes merger and integration charges
[2] Assumes 75% of cost savings realized in 2016 and 100% thereafter
[3] Net Unrealized Built In Gains
Note: Assumes 124.4 million pro forma average diluted shares in 2016 based on 20.55 million shares issued in the transaction

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Deferred Tax Asset Section 382 generally provides that after an “ownership change”, the amount of taxable income that may be offset by pre-ownership change losses (excluding timing differences) will be limited annually Annual limitation is generally equal to the corporation’s equity value immediately before the change multiplied by the applicable long-term tax exempt rate and under certain circumstances, built in gains within five years after the change may increase the annual limitation Built in gains within five years after the change may increase the annual limitation because pre-ownership change net operating losses could have been offset by built in gains recognized prior to an ownership change Timing differences in Anchor’s deferred tax asset are not subject to Section 382 ONB management, as well as a third-party, has reviewed the federal pre-ownership change losses and believes that Old National should generate adequate future taxable income to absorb these pre-ownership change losses before they expire

Source: SNL Financial based on 3Q15 data Pro Forma Loan Composition GAAP GAAP Loan Comp #VALUE! #VALUE! #VALUE! 1-4 Family Home Equity #VALUE! CRE & Multi Family C&I #VALUE! Total Loans and Leases 1-4 Family Home Equity Construction & Development CRE & Multifamily C&I Consumer & Other Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Yield on Loans and Leases #VALUE! 132455 132461 132460 132458 132466 133823 132470 132460 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 MRY 1 Peer Median TMP 671033 235587 64675 1297174 694336 5.0199999999999996 3055183 0.21963757981109477 7.7110601885386237E-2 2.1168944708058406E-2 0.42458144078439819 0.22726494615870801 3.0236486652354375E-2 1 0 0 0 0 0 0 5.0199999999999996 Peer Median FFIC 801572 NA 11450 2142488 NA 5.38 3288102 0.24377954211882721 NA 3.482252071255697E-3 0.65158805900790184 NA NA 0.89884985319798472 0 1 0 0 1 2 5.38 Peer Median STBA 463446 413585 170032 1501491 826696 4.28 3443233 0.13459617748784355 0.12011531023314426 4.9381496982632313E-2 0.43607011201391249 0.24009295914624423 1.9743944136223136E-2 1 0 0 0 0 0 0 4.28 Peer Median TRST 2163615 376290 35500 139362 27299 4.6399999999999997 2762426 0.78323003041529438 0.13621722355639571 1.2851022977629084E-2 5.0449134203051957E-2 9.8822556694731362E-3 7.3703331781557226E-3 0.99999999999999989 0 0 0 0 0 0 4.6399999999999997 Peer Median WSFS 233716 NA 125538 1456175 739629 4.55 2835560 8.2423225041967016E-2 NA 4.4272736249629706E-2 0.51354053520292287 0.26084053943489116 NA 0.90107703592941069 0 1 0 0 0 1 4.55 Peer Median SASR 565282 340270 280045 1060623 336394 4.57 2605458 0.216960703262152 0.13059891965251408 0.10748398170302496 0.40707737372853448 0.12911127333466899 8.7677483191055082E-3 1 0 0 0 0 0 0 4.57 Peer Median DCOM NA NA 338 NA NA 4.9654535263942101 3606764 NA NA 9.3712812925935823E-5 NA NA NA 9.3712812925935823E-5 1 1 0 1 1 4 4.9654535263942101 Peer Median TBBK 93960 44277 266911 651034 481537 4.1850543177445898 1967382 4.7758899898443716E-2 2.2505542899142108E-2 0.13566811122598457 0.33091387437721803 0.24476029566195076 0.21839327593726079 1 0 0 0 0 0 0 4.1850543177445898 Peer Median PBNY 369613 189516 106198 1210248 453145 4.7253830127110596 2336534 0.15818858189095472 8.1109883271546654E-2 4.5451082672026175E-2 0.5179672112624939 0.19393897114272679 3.3442697602517231E-3 1 0 0 0 0 0 0 4.7253830127110596 Peer Median CUBI 252165 44822 59228 1291382 196239 4.2296788200432101 1845272 0.13665465037132737 2.4290185945486629E-2 3.2097165079186155E-2 0.69983287016765006 0.10634692338040137 7.7820505594839134E-4 1 0 0 0 0 0 0 4.2296788200432101 Peer Median EGBN 78813 108565 544318 1315058 636623 NA 2691358 2.9283729626456236E-2 4.0338371929709835E-2 0.20224659818574861 0.48862247237268325 0.23654341042700378 2.9654174583983255E-3 1 0 0 0 0 0 0 NA Peer Median LBAI 445584 266512 51424 1343274 234022 4.49 2446632 0.18212138155635993 0.10893015377874564 2.1018281457938912E-2 0.54902985001422366 9.5650674069496358E-2 4.3249659123235536E-2 1 0 0 0 0 0 0 4.49 Peer Median SNBC 225147 223214 38947 1109592 527594 4.2 2158792 0.10429304907559413 0.10339764090287532 1.8041108175312862E-2 0.51398745224180931 0.24439316061945754 1.5887588984950844E-2 1 0 0 0 0 0 0 4.2 Peer Median HVB 221950 106972 72337 790739 261469 5.2444420920382004 1480117 0.14995436171599949 7.227266493121827E-2 4.8872487783060393E-2 0.53424087420116118 0.17665427800640085 1.8005333362159884E-2 1.0000000000000002 0 0 0 0 0 0 5.2444420920382004 Peer Median ORIT 128451 24637 44537 2101057 NA 5.2 2307163 5.5674869959339672E-2 1.0678482621297239E-2 1.9303794313622401E-2 0.91066690996691613 NA NA 0.99632405686117542 0 0 0 0 1 1 5.2 Peer Median NFBK 137274 40841 24091 1043539 14803 5.23 1332776 0.10299855339531924 3.0643559007665203E-2 1.8075805686777073E-2 0.78298153628216594 1.1106892681140717E-2 5.419365294693182E-2 1 0 0 0 0 0 0 5.23 Peer Median METR 235599 167113 111458 725805 321011 4.8499999999999996 1633866 0.14419725975079964 0.10228072559193961 6.8217344629241325E-2 0.44422553624348632 0.19647327259395814 4.460586119057499E-2 1.0000000000000002 0 0 0 0 0 0 4.8499999999999996 Peer Median OCFC 776858 NA 12879 477600 66924 4.58138176187882 1526500 0.50891451031772028 NA 8.4369472649852596E-3 0.31287258434326892 4.38414674091058E-2 NA 0.8740655093350802 0 1 0 0 0 1 4.58138176187882 Peer Median UVSP 158399 102192 84027 580400 543844 4.76 1499993 0.10559982613252195 6.8128317932150351E-2 5.6018261418553289E-2 0.3869351390306488 0.36256435863367364 2.0754096852451977E-2 1 0 0 0 0 0 0 4.76 Peer Median FLIC 535322 80116 1038 585520 64030 4.1235303647709998 1273291 0.42042392508860899 6.2920416464107579E-2 8.1521034861630219E-4 0.45984774886494917 5.0287012159828351E-2 5.7056870738896297E-3 1 0 0 0 0 0 0 4.1235303647709998 Peer Median TSC 100880 34309 46062 463439 908502 4 1734565 5.8158673788529111E-2 1.9779598919613853E-2 2.6555361142418993E-2 0.26717880275458111 0.52376359490708047 0.10456396848777648 1 0 0 0 0 0 0 4 Peer Median AROW 324976 104755 45139 259799 87549 4.3 1204734 0.26974917284645406 8.6952804519503893E-2 3.7468021986596212E-2 0.21564843359612992 7.2670813640189458E-2 0.31751075341112645 1 0 0 0 0 0 0 4.3 Peer Median BMTC 280687 183006 28718 587261 332843 5.13 1430919 0.19615855265042956 0.12789403173764552 2.0069619594120982E-2 0.41040827607991787 0.23260785551103871 1.2861664426847361E-2 0.99999999999999989 0 0 0 0 0 0 5.13 Peer Median CNND 292382 99176 46792 493750 201741 4.5463871107212803 1461048 0.20011799749221107 6.7880042271027369E-2 3.2026326308239018E-2 0.3379423537077495 0.13807965241388373 0.22395362780688929 1 0 0 0 0 0 0 4.5463871107212803 Peer Median ESBF 331072 80427 60836 122236 52825 4.72 689095 0.48044464115978203 0.11671395090662391 8.8283908604764219E-2 0.17738628200756065 7.6658515879523145E-2 6.0512701441746058E-2 1 0 0 0 0 0 0 4.72 Peer Median CCNE 374987 NA NA 283654 263749 5.1832048801764703 982947 0.38149259319169804 NA NA 0.28857507068031135 0.2683247418222956 NA 0.93839240569430493 0 1 1 0 0 2 5.1832048801764703 Peer Median BDGE 79334 67606 52279 485818 205565 5.0899497373149298 900943 8.8056625113908424E-2 7.503915342036066E-2 5.8026978399299399E-2 0.53923278165211341 0.22816648778002604 1.1477973634292069E-2 1 0 0 0 0 0 0 5.0899497373149298 Peer Median PGC 532356 47583 9179 534371 106598 4.0397854124037798 1252184 0.4251419919117318 3.8000006388837423E-2 7.3303923385061621E-3 0.42675118033771392 8.5129661455504949E-2 1.7646767567705706E-2 0.99999999999999989 0 0 0 0 0 0 4.0397854124037798 Peer Median SUBK 150616 60951 10294 481840 179785 5.1850503551704197 895451 0.16820127511164765 6.8067376104331778E-2 1.1495883080146206E-2 0.53809756201065162 0.20077592185390378 1.3361981839318958E-2 1 0 0 0 0 0 0 5.1850503551704197 Peer Median CNBC 114438 38913 38564 516301 182301 4.45 903407 0.12667380261609662 4.3073609126340617E-2 4.2687293766818277E-2 0.5715043164376632 0.20179276892917589 1.4268209123905393E-2 0.99999999999999989 0 0 0 0 0 0 4.45 Peer Median IBCA 59162 0 5942 993236 1157 5.53 1056191 5.6014489803454109E-2 0 5.6258763803137875E-3 0.94039430368181509 1.0954458047834151E-3 -3.1301156703664396E-3 1 0 0 0 0 0 0 5.53 Peer Median ESSA 688724 43402 5097 164186 11111 4.67 950978 0.72422705888043681 4.5639331298936464E-2 5.3597454410091502E-3 0.17264963017020374 1.1683761348842981E-2 4.0440472860570904E-2 1 0 0 0 0 0 0 4.67 Peer Median FUNC 269303 77333 118356 285984 63844 4.88 841850 0.31989428045376256 9.1860782799786184E-2 0.14059036645483161 0.33970897428282948 7.5837738314426556E-2 3.2107857694363605E-2 0.99999999999999989 0 0 0 0 0 0 4.88 Peer Median FMAR 107446 95471 66361 247730 49084 4.8836906445785697 582120 0.18457706314849173 0.16400570329141759 0.11399883185597472 0.42556517556517559 8.4319384319384322E-2 2.7533841819556107E-2 1 0 0 0 0 0 0 4.8836906445785697 Peer Median CHMG 198072 90494 19275 323413 135329 NA 934040 0.21205944070917734 9.6884501734401093E-2 2.0636161192240161E-2 0.34625176651963513 0.14488565800179865 0.17928247184274762 1 0 0 0 0 0 0 NA Peer Median CZNC 304806 57873 35084 172699 49416 5.78087956197741 654970 0.46537398659480589 8.8359772203307027E-2 5.3565812174603419E-2 0.26367467212238727 7.5447730430401386E-2 5.3578026474495014E-2 1 0 0 0 0 0 0 5.78087956197741 Peer Median PWOD 236213 98221 16359 296529 118953 4.78 786961 0.30015845766181554 0.12481050522198686 2.0787561264154132E-2 0.37680266239368915 0.15115488569319191 2.6285927765162441E-2 1 0 0 0 0 0 0 4.78 Peer Median ORRF 183375 92879 24728 259614 40929 4.84 672755 0.27257322502248216 0.13805768816285274 3.6756322881286649E-2 0.3858967974968599 6.0837897897451525E-2 0.10587806853906698 1 0 0 0 0 0 0 4.84 Peer Median BCBP 198160 56297 26412 620559 54811 5.3744757035842303 955763 0.20733173391311444 5.890267775588718E-2 2.7634465866538043E-2 0.64928125487176214 5.734789900843619E-2 -4.9803141573800198E-4 1.0000000000000002 0 0 0 0 0 0 5.3744757035842303 Peer Median OLBK 171459 NA 86401 408641 112744 5.28 791410 0.21665002969383759 NA 0.10917350046120215 0.51634550991268746 0.1424596606057543 NA 0.98462870067348152 0 1 0 0 0 1 5.28 Peer Median FXCB 140439 NA 7281 400969 138527 4.6500000000000004 711610 0.19735388766318629 NA 1.0231728053287615E-2 0.56346734868818593 0.19466702266691024 NA 0.96571998707157014 0 1 0 0 0 1 4.6500000000000004 Peer Median CVLY 81946 93234 105862 367464 93143 5.4 768600 0.10661722612542285 0.12130366900858704 0.1377335415040333 0.47809523809523807 0.12118527192297684 3.5065053343741867E-2 1 0 0 0 0 0 0 5.4 Peer Median SHBI 194634 65278 104516 349773 56448 5.19 782188 0.2488327614333127 8.345563982060579E-2 0.13362005042266054 0.4471725467534659 7.2166793660859027E-2 1.4752207909096022E-2 1 0 0 0 0 0 0 5.19 Peer Median CBNJ NA 42598 2902 NA NA 4.9800000000000004 743507 NA 5.7293340883138963E-2 3.9031239786579009E-3 NA NA NA 6.1196464861796862E-2 1 0 0 1 1 3 4.9800000000000004 Peer Median ACNB 334799 52897 14523 237473 32321 NA 700596 0.47787740723612465 7.5502857566985826E-2 2.0729493174382954E-2 0.33895854386836349 4.6133577696703947E-2 4.0798120457439094E-2 1 0 0 0 0 0 0 NA Peer Median ADKT 122294 34515 16427 223540 77464 4.33937214873764 539010 0.22688632863954286 6.4034062447821005E-2 3.0476243483423312E-2 0.41472328899278305 0.14371532995677261 0.12016474647965715 1 0 0 0 0 0 0 4.33937214873764 Peer Median FRAF 156413 39167 78827 292772 152423 4.51 729167 0.21450915908152729 5.3714718301843059E-2 0.10810555058031973 0.40151570216425042 0.20903716158301186 1.3117708289047639E-2 1 0 0 0 0 0 0 4.51 Peer Median OSHC 526528 59559 24485 84407 24482 4.47 723016 0.72823837923365453 8.2375770384057898E-2 3.3865087356296404E-2 0.11674292131847705 3.3860938070526793E-2 4.9169036369872869E-3 1 0 0 0 0 0 0 4.47 Peer Median CNOB 90465 31574 42261 597126 193231 4.84 955579 9.4670351692534058E-2 3.3041747464102919E-2 4.422554283842571E-2 0.62488397087001701 0.20221352708671916 9.6486004820114295E-4 1 0 0 0 0 0 0 4.84 Peer Median ASRV 168436 55856 19228 371259 116083 4.6900000000000004 744897 0.22611985281186525 7.4984863679139535E-2 2.5812964745461454E-2 0.49840313493006416 0.15583765272245692 1.8841531111012663E-2 1 0 0 0 0 0 0 4.6900000000000004 16 FISI 117939 301429 60054 378459 257784 627749 1743414 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 1 NA hardcode hardcode FISI 117939 301429 NA 438513 257784 4.6500000000000004 1743414 Peer Median 0.20372486570266274 7.503915342036066E-2 3.2026326308239018E-2 0.43141064617581321 0.14308749528126347 1.9743944136223136E-2 0.90503243102456221 Peer Median 4.76 Weighted Peer Median 0.22510228221549083 8.2913220397429196E-2 3.5386937760874378E-2 0.47667976459962341 0.15810206394402693 2.1815731082555311E-2 1 FISI 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 Over Total FISI Over Total Small Peer Median Old National Bancorp Anchor BanCorp Wisconsin Inc. Pro Forma Loans ($000) Loans ($000) Loans ($000) Construction & Land $,212,227 3.9% Construction & Land $,190,135 0.12207007111632144 Construction & Land $,402,362 4.8% Residential Mortgage 1,875,294 0.27309544696749932 Residential Mortgage ,656,248 0.42132295490016941 Residential Mortgage 2,531,542 0.30050572915974222 Home Equity ,409,298 5.9605278027287205 Home Equity 79,425 5.0992270746647542 Home Equity ,488,723 5.8% CRE, Farm & Multifamily 1,609,296 0.23435867145258757 CRE, Farm & Multifamily ,506,105 0.32492846315684049 CRE, Farm & Multifamily 2,115,401 0.25110787021121828 C & I 1,170,259 0.17042256023468255 C & I 22,704 1.5% C & I 1,192,963 0.14161021866340498 Consumer & Other 1,590,307 0.23161183478553646 Consumer & Other ,102,974 6.6% Consumer & Other 1,693,281 0.20100027634435355 Total $6,866,681 100.0% Total $1,557,591 100.0% Total $8,424,272 0.99999999999999989 Yield 4.9299999999999997E-2 Yield 4.2300000000000004E-2 Yield 4.8005768139844307E-2 允䅁䉁䄸䅁䍁䅁䅁䅁十䅁䅁䅕䅁䍁䅣睗䍂䡁䅕入求䡁䅉睘啂䝁䅅杣湂䝁䅕䅤時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁䅁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㍁䅁䅁杁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㑁䅁䅁杂䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊乂䍁䅑免硁䑁䅯䅊兂䍁䅑免硁䅁䅁允䅁䕁䄴䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䕂䝁䅕䅣療䡁䅍兡あ䡁䅍睊桁䍁䅑村歁䑁䅉䅁坁䅁䅁杗䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅑党睂䝁䄸督灂䡁䅑督湁䍁䅅䅊䑂䍁䅑睎㙁䍁䅑睑歁䑁䅙䅎䅁䉁䅣䅁奂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅒求䡁䅁睢穂䝁䅫䅤穂䍁䅣光歁䕁䅕䅊ぁ䑁䅯䅊䵂䍁䅑䅎䅁䉁䅧䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁睂䅁䙁䅙䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䩂䝁䄴䅣ㅂ䡁䅑睊桁䍁䅑杓歁䑁䅅睍㙁䍁䅑杓歁䑁䅧䅏䅁䅁䅫䅁坂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䄰䅊硁䑁䅅杏歁䙁䅁䅊硁䑁䅅䅁䥁䅁䅁杕䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅅村歁䑁䅑杏歁䕁䅅䅔歁䑁䅑䅁摁䅁䅁䅒䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅉䅊祁䅁䅁睇䅁䙁䅁䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䍁䅙䅒湁䍁䅅䅊䕂䍁䅑睎㙁䍁䅑䅒歁䑁䅉䅏䅁䉁䅷䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅔療䝁䅅杢穂䍁䅣光歁䕁䅉䅊祁䅁䅁䅄䅁䙁䅧䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑睑歁䑁䅙免㙁䍁䅑睑歁䑁䅅兎㑁䅁䅁兄䅁䙁䅉䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑兒歁䑁䅑杏歁䕁䅳䅊ぁ䅁䅁杄䅁䅁䄴䅁祁䑁䅁免穁䙁䅅杍䅁䉁䅅䅁䭁䅁䅁兑䍂䕁䅍睖䅁䅁䅳䅁奂䅁䅁睑療䝁䄴督あ䡁䅉兤橂䡁䅑兡療䝁䄴䅉流䍁䅁䅒求䡁䅙党獂䝁䄸䅣瑂䝁䅕杢あ䍁䅁䅔療䝁䅅杢穂䍁䅁䅋卂䝁䅕䅣療䡁䅉䅤求䝁䅑克䅁䉁䅕䅁䭁䅁䅁杒乂䕁䅉兓䅁䅁䅑䅁歁䅁䅁兓畂䡁䅍䅤灂䡁䅑兤あ䝁䅫睢畂䍁䅁杔桂䝁䄰党杁䅁䅁䅅䅁䅁䅧䅁乂䙁䅉兕䅁䅁䅕䅁䥁䅁䅁兔卂䙁䅫䅁婁䅁䅁䅃䅁䕁䄸杔䍂䅁䅁权䅁䑁䄴䅁偂䡁䅁䅤灂䝁䄸杢穂䑁䅯睑ㅂ䡁䅉杣㥁䍁䅷兔桂䝁䅣児獁䕁䅍睢畂䡁䅙兔求䡁䅑䅡療䝁䅑児䅁䅁䄸䅁煁䅁䅁睕佂䕁䅷䅉䩂䝁䄴督あ䝁䅫䅤ㅂ䡁䅑兡療䝁䄴䅉䱂䝁䅕入杁䅁䅁䅆䅁䉁䅉䅁呂䕁䄴䅔啂䝁䅅杙獂䝁䅕䅁䑁䅁䅁䅅䅁䙁䅑兡橂䝁䅳党祂䍁䅁䅁慁䅁䅁䅎䅁䙁䅑睢あ䝁䅅䅢杁䕁䅑党睂䝁䄸督灂䡁䅑督杁䍁䅧杕求䡁䅁睢祂䡁䅑党歂䍁䅫䅁敁䅁䅁杌䅁䙁䅫兡求䝁䅷䅚㙁䍁䅁䅖療䡁䅑兙獂䍁䅁䅔療䝁䅅杢穂䍁䅁䅋汁䍁䅫䅁呁䅁䅁权䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䈶䅯兑䅯充䅁䅁䅕䅁䅁䅁䅁䐸䬸䅁䄸䅁䉁䅁䅁允䅁䅁䅯杈䅁䅁杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䭁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䱁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅑䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁丰⽺䅑䅯睄䅁䅁䅅䅁䉁䅁䅁权允䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁杂睋䉂权剁䅁䅁权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䝁牁䕁䭅䉁䅫䅁䙁䅁䅁䅁䅁偁⽁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䕁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䅁㝄〯䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯䅆䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䘫䅕兑䅯充䅁䅁䅯杅䅁䅁䅯睄䅁䅁䅅䅁䉁䅁䅁权呁䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁睄杁䉂权湄睂䅱权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅯䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁偁䍁䕁䭅䉁䅅䅁䭁䉁䅉䅁䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯杇䅁䅁㴽 Loans Hold Co. Reg GAAP Deposits Loan Composition Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! #VALUE! Dom RE:Tot Cl-end 1-4 Family ($000) Dom RE:Rev 1-4 Fam (HE Lines) ($000) Dom RE:Multifamily Loans ($000) Dom RE:Constr & Land Dev ($000) Dom RE:Comm RE(Nonfarm/NonRes) ($000) DOM: Commercial & Industrial Loans ($000) Farm Loans Other Loans Agriculture Loans DOM: Consumer Loans Less Unearned Income State & Political Loans Total Domestic Loans ($000) Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Noninterest-bearing Deposits Total Transaction Accts NOW & Other Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Time 100k - 250k Total CDs >100k Retail Calc Jumbo Calc Total Deposits (Incl Dom & For) 1-4 Family Home Equity Multifamily Construction & Development Commercial RE C&I Consumer & Other Check Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k 131933 131166 209508 209505 209510 209503 209513 209516 209504 209524 209515 209520 209526 209527 132287 132471 132474 132475 132476 132288 208661 206880 - 208662 206918 206921 226725 206960 205658 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 1 Small Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Small Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Small Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Small Peers Community National Bank 4092760 CBNY 585239 CBNY NA NA NA NA NA NA NA NA NA NA NA NA 169896 228180 172422 76964 107672 585239 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.29030191084326235 0.39420988690090708 0.13150866569042732 0.1839795365654032 1 Small Peers Oneida Financial Corp. 1012901 ONFC 593688 ONFC 135519 26112 10881 11173 65315 50183 247 115 0 28169 0 327714 74678 NA NA NA NA 593688 NA NA NA NA NA NA NA NA 0.41352825939691318 7.9679232501510461E-2 3.3202731650158371E-2 3.4847458454628118E-2 0.19930488169562485 0.15313047352264475 8.6306962778520291E-2 1 0.12578660845427228 #VALUE! NA NA #VALUE! Small Peers Lyons Bancorp, Inc. LYBC 609179 LYBC 158450 43852 9602 14529 88964 68235 28727 6104 25107 28148 0 471718 120500 198595 285025 65000 60559 609179 NA NA NA 65000 60559 NA NA 609179 0.33589983846281041 9.2962320708558921E-2 2.0355381817102589E-2 0.14492345002734686 0.18859572880407363 0.14465210146740212 7.2611178712705476E-2 1 0.19780721265834836 0.59608095485891666 0.10670098608126675 9.9410846401468203E-2 1 Small Peers Solvay Bank Corporation 1012892 SOBS NA SOBS 200045 15401 6758 16583 50515 66267 0 1284 0 37776 0 394629 NA NA NA NA NA NA NA NA NA 109671 79847 NA NA 576580 0.50691915698035372 3.9026528714311413E-2 1.712494520169577E-2 4.2021747007949237E-2 0.12800630465576529 0.16792227636590318 9.8979041074021418E-2 1 NA #VALUE! NA NA #VALUE! Small Peers Katahdin Bankshares Corporation KTHN 529715 KTHN 123047 18663 32610 4458 169005 121063 5069 10812 5592 14857 0 505176 61721 80922 185449 132078 131266 529715 NA NA NA 132078 131266 NA NA 529715 0.24357253709598239 3.6943560264145567E-2 6.4551760178630818E-2 2.9928183444977594E-2 0.33454677181813863 0.23964519296245268 5.0811994235672321E-2 1 0.11651737254938976 0.38633982424511287 0.24933785148617654 0.24780495171932077 1 Small Peers Elmira Savings Bank 101745 ESBK 396993 ESBK NA NA NA NA NA NA NA NA NA NA NA NA 61018 132912 82744 104797 76539 396993 61542 33238 184477 156935 24401 52138 76539 399051 NA NA NA NA NA NA NA 0 0.15370044308086037 0.38952575990004856 0.26397694669679317 0.19279685032229787 1 Large Peers First Bancorp, Inc. FNLC 1027682 FNLC 375568 95013 14256 23400 237450 77328 93 0 13187 15058 0 851353 88540 227562 230711 197888 371521 1027682 NA NA NA 197888 371520 NA NA 1029370 0.44114251080339179 0.11160235530972464 1.6745110430103613E-2 4.3084361011237408E-2 0.27890898370006328 9.0829538393592313E-2 1.7687140351886937E-2 1 8.6155055746816617E-2 0.35977374323964029 0.19255761996415233 0.36151358104939074 1 Large Peers Cambridge Bancorp CATC 1246979 CATC 422566 42810 74779 19688 197561 43684 0 9113 0 21723 0 831924 352997 679987 434934 54033 78026 1246979 NA NA NA 54033 78026 NA NA 1246979 0.50793822512633369 5.1459027507320378E-2 8.9886816584207205E-2 2.3665623302128558E-2 0.23747481741120582 5.2509604242695247E-2 3.7065885826109118E-2 0.99999999999999989 0.28308175197818086 0.61101510129681413 4.3331122657238014E-2 6.2572024067766976E-2 1 Large Peers Bar Harbor Bankshares BHB 854719 BHB 374342 50557 1369 19928 289542 54808 391 16873 28233 16529 0 852572 62492 183480 247398 252005 171647 854719 NA NA NA 252005 171647 NA NA 854719 0.43907376737683151 5.9299390550006333E-2 1.6057294867764835E-3 5.694768301093632E-2 0.33961002707102744 6.4285479701421108E-2 3.9177922803000802E-2 1 7.3114087787916268E-2 0.43122359512307556 0.29483959055549253 0.20082272653351568 1 Large Peers Chemung Financial Corporation CHMG 1054968 CHMG 260089 35242 68678 20773 244255 136000 4014 811 737 165633 1246 934986 297523 386550 443453 141563 83402 1054968 NA NA NA 141563 83402 NA NA 1055040 0.27817421865140229 3.7692542989948515E-2 7.3453506255708637E-2 2.7298804474077686E-2 0.2612392057207274 0.14545672341617949 0.17935027904161133 1.0026652805496552 0.2820208764626036 0.50473568866543828 0.13418700851589813 7.9056426356060083E-2 1.0000000000000002 Large Peers Hingham Institution for Savings 101852 HIFS 891772 HIFS NA NA NA NA NA NA NA NA NA NA NA NA 90179 120107 406551 160811 204303 891772 90778 123808 406332 269532 95802 108502 204304 895474 NA NA NA NA NA NA NA 0 0.10112338131271222 0.48945133958007203 0.18032748280950736 0.22909779629770838 1 Large Peers New Hampshire Thrift Bancshares, Inc. 1002737 NHTB 912432 NHTB 498023 68331 15654 18020 217763 55154 98 42145 31 6452 0 921813 80267 NA NA NA NA 912432 NA NA NA NA NA NA NA NA 0.54026467407163925 7.4126748049767141E-2 1.6981752264287876E-2 1.9688374974099952E-2 0.23623337922116525 5.9832091758306727E-2 5.2718935402299598E-2 0.99984595574156576 8.7970391218194888E-2 #VALUE! NA NA #VALUE! Large Peers Adirondack Trust Company 1011886 ADKT 877968 ADKT NA NA NA NA NA NA NA NA NA NA NA NA 203904 NA NA 134105 77441 877968 203904 77795 588627 185992 25554 51887 77441 877968 NA NA NA NA NA NA NA 0 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 Large Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Large Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Large Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Salisbury Bancorp, Inc. 4017897 492040 SAL 219479 33561 4881 19075 92842 37769 4233 6094 456 3835 0 422225 90203 163809 238383 56276 33573 492040 NA NA NA 56276 33573 NA NA 492039 0.51981526437326075 7.9486056012789394E-2 1.1560187104032209E-2 5.6282787613239384E-2 0.21988750074012672 8.9452306234827403E-2 2.3515897921724198E-2 0.99999999999999989 0.18332452646126332 0.63407040078042443 0.11437281521827494 6.8232257540037394E-2 1 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP Deposits GAAP Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Int Cost: Total Deposits (%) Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k Int. Cost 131166 132287 132471 132474 132475 132476 132288 133831 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 TMP TMP 800209 1027386 1947749 480067 457708 3912910 0.32665882217165398 0.20450483144258366 0.5558333823164856 0.122687973911999 0.11697381232893167 1 0.32665882217165398 FFIC FFIC 173953 1395299 469274 NA NA 3070535 1.0235930417680501 5.6652342344249457E-2 NA NA NA 5.6652342344249457E-2 1.0235930417680501 STBA STBA 947747 1244775 1332770 636121 434962 3648628 0.32543169876780398 0.25975435149870035 0.44668790570044398 0.17434526073910522 0.11921248206175034 1 0.32543169876780398 TRST TRST 314985 906829 1863085 725255 397707 3892876 0.35369818099554101 8.0913186035208931E-2 0.6306209085519292 0.18630313423802863 0.1021627711748332 1 0.35369818099554101 WSFS WSFS 657616 1217248 1145469 449489 242266 3054472 0.236813358302122 0.2152961297402628 0.55823101341246539 0.14715767569648699 7.9315181150784814E-2 1 0.236813358302122 SASR SASR 877891 1318602 1120477 282751 204820 2926650 0.193037379559056 0.29996446449011671 0.53343857311260312 9.661250918285412E-2 6.9984453214426048E-2 1 0.193037379559056 DCOM DCOM 170432 260928 1471648 503932 371151 2607659 0.78494562393196998 6.5358238941518043E-2 0.59905992309577283 0.19325072795177589 0.14233111001093318 1 0.78494562393196998 TBBK TBBK 1815627 2963170 469238 12502 5747 3450657 0.27627276133007 0.52616849486923789 0.4685429470387813 3.6230781558410472E-3 1.6654799361396975E-3 1 0.27627276133007 PBNY NA NA NA NA NA NA NA NA NA NA NA 0 NA CUBI CUBI 265842 310807 1119887 421856 923159 2775709 0.76684385746648098 9.5774448978621321E-2 0.41965926543452498 0.15198134962995041 0.33258493595690325 1 0.76684385746648098 EGBN EGBN 767808 874821 1531804 278494 203117 2888236 0.37551160431212 0.26583977209618603 0.56741104258793262 9.642356095554519E-2 7.0325624360336209E-2 1 0.37551160431212 LBAI LBAI 600868 1542000 799000 194666 137382 2672859 0.248789741569656 0.2248034782231311 0.65096699825916737 7.2830628177543225E-2 5.1398895340158235E-2 1 0.248789741569656 SNBC SNBC 530702 1777891 272238 NA NA 2722038 0.43281425495639197 0.19496494905655248 NA NA NA 0.19496494905655248 0.43281425495639197 HVB NA NA NA NA NA NA NA NA NA NA NA 0 NA ORIT ORIT NA 361131 587500 274428 196644 1419703 0.59348947274819197 NA NA 0.19329958449055895 0.13851066032825177 0.33181024481881072 0.59348947274819197 NFBK NFBK 225085 339705 851163 NA NA 1533951 0.40355328668929902 0.14673545634769297 NA NA NA 0.14673545634769297 0.40355328668929902 METR METR 463805 NA NA 84662 105943 2168759 0.29119335811818398 0.21385732577939734 0.69825600723731873 3.9037071431173312E-2 4.8849595552110679E-2 1 0.29119335811818398 OCFC OCFC 219979 1076189 415361 157570 54626 1703746 0.26964043734531501 0.12911490327783601 0.74633836264325781 9.2484443103608163E-2 3.2062290975297961E-2 1 0.26964043734531501 UVSP UVSP 398906 NA NA 208817 90199 1873051 0.25495281717344498 0.21297124317490554 0.62738761517972541 0.11148495155764579 4.8156190087723184E-2 1 0.25495281717344498 FLIC FLIC 573208 NA NA 84840 158639 1766316 0.48842623329292001 0.32452177300098056 0.53763256404856219 4.8032175443125692E-2 8.9813487507331646E-2 1 0.48842623329292001 TSC TSC 86023 91264 949221 90186 742479 1873150 0.61963446520182797 4.5924245255318581E-2 0.50954915516643096 4.8146704748685369E-2 0.39637989482956515 1 0.61963446520182797 AROW AROW 261910 1016281 494586 181669 87369 1779905 0.41591121305956802 0.14714830285886044 0.70169868616583464 0.10206668333422289 4.9086327641081971E-2 0.99999999999999989 0.41591121305956802 BMTC BMTC 395742 658058 718372 103948 69338 1549715 0.177038332370337 0.25536437344931162 0.63281764711576005 6.7075559054406778E-2 4.4742420380521578E-2 1 0.177038332370337 CNND CNND 296055 494469 835653 201485 144220 1675827 0.26189239834736899 0.17666203014989018 0.61704877651452095 0.12023019082518661 8.6059002510402327E-2 1 0.26189239834736899 ESBF NA NA NA NA NA NA NA NA NA NA NA 0 NA CCNE CCNE 176700 176700 1170742 116930 82174 1546546 0.50853618963327496 0.11425460348415113 0.75700431800929291 7.5607191767978449E-2 5.3133886738577447E-2 1 0.50853618963327496 BDGE BDGE 472922 NA NA 38712 117887 1455107 0.36029069800018998 0.32500840144401749 0.56737133420428876 2.6604229104801227E-2 8.1016035246892493E-2 1 0.36029069800018998 PGC PGC 326916 679112 675262 102945 65607 1522926 0.21643237551814801 0.2146630893424894 0.67466048908482756 6.7596849748444765E-2 4.3079571824238341E-2 1 0.21643237551814801 SUBK SUBK 597735 695850 523803 72813 172988 1465454 0.205637976681975 0.40788383668132877 0.42438588996993426 4.9686308816243974E-2 0.118043964532493 1 0.205637976681975 CNBC NA NA NA NA NA NA NA NA NA NA NA 0 NA IBCA NA NA NA NA NA NA NA NA NA NA NA 0 NA ESSA ESSA 65625 155433 251062 405576 198429 1010500 0.70352885589470704 6.4943097476496778E-2 0.3373280554181099 0.40136170212765959 0.1963671449777338 1 0.70352885589470704 FUNC FUNC 162671 291691 320223 180997 179748 972659 0.52636468101202005 0.16724360747188891 0.46187101543295239 0.1860847429571926 0.18480063413796613 1 0.52636468101202005 FMAR NA NA NA NA NA NA NA NA NA NA NA 0 NA CHMG CHMG 297523 386550 446141 141563 83402 1057656 0.22285520591633801 0.28130412913083269 0.50599438758915949 0.13384597638551665 7.8855506894491209E-2 1 0.22285520591633801 CZNC CZNC 196449 357924 314992 197680 80173 950769 0.27923167723639503 0.20662116665562297 0.50113855205628277 0.20791590807020421 8.4324373217889936E-2 1 0.27923167723639503 PWOD PWOD 211096 373068 343743 NA NA 955361 0.39287855916957898 0.22095940696762795 NA NA NA 0.22095940696762795 0.39287855916957898 ORRF ORRF 119451 473590 207842 202481 151570 1035483 0.43615156554096302 0.11535776058129395 0.54272354060858552 0.19554256322894725 0.14637613558117324 1 0.43615156554096302 BCBP BCBP 102917 231067 327570 165187 228169 951993 0.58656316710351197 0.10810688734055818 0.47870099885188233 0.17351703216305162 0.2396750816445079 1 0.58656316710351197 OLBK OLBK 213570 NA NA 183431 217859 995539 0.43293199266483101 0.21452700496916746 0.38238481867611412 0.18425295242074896 0.21883522393396942 1 0.43293199266483101 FXCB FXCB 126702 205893 188021 248592 58108 700614 0.64699411411138996 0.18084423091745241 0.38139688901449298 0.35482020056693131 8.2938679501123297E-2 1 0.64699411411138996 CVLY CVLY 102977 187759 321646 236604 178841 924850 0.86184428492545595 0.11134454235822025 0.43945288425150025 0.25582959398821431 0.19337297940206519 1 0.86184428492545595 SHBI SHBI 158562 318487 210500 195031 198089 922107 0.74101000766233205 0.17195618295924442 0.40171585293246881 0.21150582307693142 0.21482214103135536 1 0.74101000766233205 CBNJ CBNJ 95094 NA NA 124585 128257 795082 0.40345060485550499 0.11960275795452545 0.562389791241658 0.15669452962084415 0.16131292118297233 1 0.40345060485550499 ACNB ACNB 132776 NA NA 174615 74796 826385 0.27020979257176397 0.16067087374528821 0.53751943706625849 0.2112998178814959 9.050987130695741E-2 1 0.27020979257176397 ADKT ADKT 203904 NA NA 134105 77441 877968 0.16689238787754401 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 0.16689238787754401 FRAF FRAF 118943 288595 458258 NA NA 881797 0.51149431611845397 0.13488705450347416 NA NA NA 0.13488705450347416 0.51149431611845397 OSHC OSHC 105306 NA NA 128535 74570 787028 0.38638130073427301 0.13380210106883109 0.60813211219931185 0.16331693408620787 9.4748852645649195E-2 1 0.38638130073427301 CNOB CNOB 219669 415623 714426 49721 101124 1280894 0.40108884837012698 0.1714966265748766 0.71073796894981167 3.8817419708422396E-2 7.894798476688937E-2 1.0000000000000002 0.40108884837012698 ASRV ASRV 159287 165024 369060 200758 105430 840272 0.612035671985944 0.18956599767694271 0.44604247196146007 0.23892025439381534 0.12547127596778185 1 0.612035671985944 Peer Median 0.18084423091745241 0.54017805232857385 0.14715767569648699 8.9813487507331646E-2 0.95799344644984485 0.39698370376985298 Peer Median 0.18877397500747975 0.56386403720231981 0.15361031564655003 9.3751672143650489E-2 1 FISI FISI 511802 987250 713459 392968 230559 2324236 0.28156961956815801 FISI Median 0.22020225140648367 0.51152593798564339 0.16907405272098014 9.9197757886892723E-2 1 0.28156961956815801 511802 1188907 392968 230559 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP GAAP Loan Comp #VALUE! #VALUE! #VALUE! 1-4 Family Home Equity #VALUE! CRE & Multi Family C&I #VALUE! Total Loans and Leases 1-4 Family Home Equity Construction & Development CRE & Multifamily C&I Consumer & Other Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Yield on Loans and Leases #VALUE! 132455 132461 132460 132458 132466 133823 132470 132460 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 MRY 1 Peer Median TMP 671033 235587 64675 1297174 694336 5.0199999999999996 3055183 0.21963757981109477 7.7110601885386237E-2 2.1168944708058406E-2 0.42458144078439819 0.22726494615870801 3.0236486652354375E-2 1 0 0 0 0 0 0 5.0199999999999996 Peer Median FFIC 801572 NA 11450 2142488 NA 5.38 3288102 0.24377954211882721 NA 3.482252071255697E-3 0.65158805900790184 NA NA 0.89884985319798472 0 1 0 0 1 2 5.38 Peer Median STBA 463446 413585 170032 1501491 826696 4.28 3443233 0.13459617748784355 0.12011531023314426 4.9381496982632313E-2 0.43607011201391249 0.24009295914624423 1.9743944136223136E-2 1 0 0 0 0 0 0 4.28 Peer Median TRST 2163615 376290 35500 139362 27299 4.6399999999999997 2762426 0.78323003041529438 0.13621722355639571 1.2851022977629084E-2 5.0449134203051957E-2 9.8822556694731362E-3 7.3703331781557226E-3 0.99999999999999989 0 0 0 0 0 0 4.6399999999999997 Peer Median WSFS 233716 NA 125538 1456175 739629 4.55 2835560 8.2423225041967016E-2 NA 4.4272736249629706E-2 0.51354053520292287 0.26084053943489116 NA 0.90107703592941069 0 1 0 0 0 1 4.55 Peer Median SASR 565282 340270 280045 1060623 336394 4.57 2605458 0.216960703262152 0.13059891965251408 0.10748398170302496 0.40707737372853448 0.12911127333466899 8.7677483191055082E-3 1 0 0 0 0 0 0 4.57 Peer Median DCOM NA NA 338 NA NA 4.9654535263942101 3606764 NA NA 9.3712812925935823E-5 NA NA NA 9.3712812925935823E-5 1 1 0 1 1 4 4.9654535263942101 Peer Median TBBK 93960 44277 266911 651034 481537 4.1850543177445898 1967382 4.7758899898443716E-2 2.2505542899142108E-2 0.13566811122598457 0.33091387437721803 0.24476029566195076 0.21839327593726079 1 0 0 0 0 0 0 4.1850543177445898 Peer Median PBNY 369613 189516 106198 1210248 453145 4.7253830127110596 2336534 0.15818858189095472 8.1109883271546654E-2 4.5451082672026175E-2 0.5179672112624939 0.19393897114272679 3.3442697602517231E-3 1 0 0 0 0 0 0 4.7253830127110596 Peer Median CUBI 252165 44822 59228 1291382 196239 4.2296788200432101 1845272 0.13665465037132737 2.4290185945486629E-2 3.2097165079186155E-2 0.69983287016765006 0.10634692338040137 7.7820505594839134E-4 1 0 0 0 0 0 0 4.2296788200432101 Peer Median EGBN 78813 108565 544318 1315058 636623 NA 2691358 2.9283729626456236E-2 4.0338371929709835E-2 0.20224659818574861 0.48862247237268325 0.23654341042700378 2.9654174583983255E-3 1 0 0 0 0 0 0 NA Peer Median LBAI 445584 266512 51424 1343274 234022 4.49 2446632 0.18212138155635993 0.10893015377874564 2.1018281457938912E-2 0.54902985001422366 9.5650674069496358E-2 4.3249659123235536E-2 1 0 0 0 0 0 0 4.49 Peer Median SNBC 225147 223214 38947 1109592 527594 4.2 2158792 0.10429304907559413 0.10339764090287532 1.8041108175312862E-2 0.51398745224180931 0.24439316061945754 1.5887588984950844E-2 1 0 0 0 0 0 0 4.2 Peer Median HVB 221950 106972 72337 790739 261469 5.2444420920382004 1480117 0.14995436171599949 7.227266493121827E-2 4.8872487783060393E-2 0.53424087420116118 0.17665427800640085 1.8005333362159884E-2 1.0000000000000002 0 0 0 0 0 0 5.2444420920382004 Peer Median ORIT 128451 24637 44537 2101057 NA 5.2 2307163 5.5674869959339672E-2 1.0678482621297239E-2 1.9303794313622401E-2 0.91066690996691613 NA NA 0.99632405686117542 0 0 0 0 1 1 5.2 Peer Median NFBK 137274 40841 24091 1043539 14803 5.23 1332776 0.10299855339531924 3.0643559007665203E-2 1.8075805686777073E-2 0.78298153628216594 1.1106892681140717E-2 5.419365294693182E-2 1 0 0 0 0 0 0 5.23 Peer Median METR 235599 167113 111458 725805 321011 4.8499999999999996 1633866 0.14419725975079964 0.10228072559193961 6.8217344629241325E-2 0.44422553624348632 0.19647327259395814 4.460586119057499E-2 1.0000000000000002 0 0 0 0 0 0 4.8499999999999996 Peer Median OCFC 776858 NA 12879 477600 66924 4.58138176187882 1526500 0.50891451031772028 NA 8.4369472649852596E-3 0.31287258434326892 4.38414674091058E-2 NA 0.8740655093350802 0 1 0 0 0 1 4.58138176187882 Peer Median UVSP 158399 102192 84027 580400 543844 4.76 1499993 0.10559982613252195 6.8128317932150351E-2 5.6018261418553289E-2 0.3869351390306488 0.36256435863367364 2.0754096852451977E-2 1 0 0 0 0 0 0 4.76 Peer Median FLIC 535322 80116 1038 585520 64030 4.1235303647709998 1273291 0.42042392508860899 6.2920416464107579E-2 8.1521034861630219E-4 0.45984774886494917 5.0287012159828351E-2 5.7056870738896297E-3 1 0 0 0 0 0 0 4.1235303647709998 Peer Median TSC 100880 34309 46062 463439 908502 4 1734565 5.8158673788529111E-2 1.9779598919613853E-2 2.6555361142418993E-2 0.26717880275458111 0.52376359490708047 0.10456396848777648 1 0 0 0 0 0 0 4 Peer Median AROW 324976 104755 45139 259799 87549 4.3 1204734 0.26974917284645406 8.6952804519503893E-2 3.7468021986596212E-2 0.21564843359612992 7.2670813640189458E-2 0.31751075341112645 1 0 0 0 0 0 0 4.3 Peer Median BMTC 280687 183006 28718 587261 332843 5.13 1430919 0.19615855265042956 0.12789403173764552 2.0069619594120982E-2 0.41040827607991787 0.23260785551103871 1.2861664426847361E-2 0.99999999999999989 0 0 0 0 0 0 5.13 Peer Median CNND 292382 99176 46792 493750 201741 4.5463871107212803 1461048 0.20011799749221107 6.7880042271027369E-2 3.2026326308239018E-2 0.3379423537077495 0.13807965241388373 0.22395362780688929 1 0 0 0 0 0 0 4.5463871107212803 Peer Median ESBF 331072 80427 60836 122236 52825 4.72 689095 0.48044464115978203 0.11671395090662391 8.8283908604764219E-2 0.17738628200756065 7.6658515879523145E-2 6.0512701441746058E-2 1 0 0 0 0 0 0 4.72 Peer Median CCNE 374987 NA NA 283654 263749 5.1832048801764703 982947 0.38149259319169804 NA NA 0.28857507068031135 0.2683247418222956 NA 0.93839240569430493 0 1 1 0 0 2 5.1832048801764703 Peer Median BDGE 79334 67606 52279 485818 205565 5.0899497373149298 900943 8.8056625113908424E-2 7.503915342036066E-2 5.8026978399299399E-2 0.53923278165211341 0.22816648778002604 1.1477973634292069E-2 1 0 0 0 0 0 0 5.0899497373149298 Peer Median PGC 532356 47583 9179 534371 106598 4.0397854124037798 1252184 0.4251419919117318 3.8000006388837423E-2 7.3303923385061621E-3 0.42675118033771392 8.5129661455504949E-2 1.7646767567705706E-2 0.99999999999999989 0 0 0 0 0 0 4.0397854124037798 Peer Median SUBK 150616 60951 10294 481840 179785 5.1850503551704197 895451 0.16820127511164765 6.8067376104331778E-2 1.1495883080146206E-2 0.53809756201065162 0.20077592185390378 1.3361981839318958E-2 1 0 0 0 0 0 0 5.1850503551704197 Peer Median CNBC 114438 38913 38564 516301 182301 4.45 903407 0.12667380261609662 4.3073609126340617E-2 4.2687293766818277E-2 0.5715043164376632 0.20179276892917589 1.4268209123905393E-2 0.99999999999999989 0 0 0 0 0 0 4.45 Peer Median IBCA 59162 0 5942 993236 1157 5.53 1056191 5.6014489803454109E-2 0 5.6258763803137875E-3 0.94039430368181509 1.0954458047834151E-3 -3.1301156703664396E-3 1 0 0 0 0 0 0 5.53 Peer Median ESSA 688724 43402 5097 164186 11111 4.67 950978 0.72422705888043681 4.5639331298936464E-2 5.3597454410091502E-3 0.17264963017020374 1.1683761348842981E-2 4.0440472860570904E-2 1 0 0 0 0 0 0 4.67 Peer Median FUNC 269303 77333 118356 285984 63844 4.88 841850 0.31989428045376256 9.1860782799786184E-2 0.14059036645483161 0.33970897428282948 7.5837738314426556E-2 3.2107857694363605E-2 0.99999999999999989 0 0 0 0 0 0 4.88 Peer Median FMAR 107446 95471 66361 247730 49084 4.8836906445785697 582120 0.18457706314849173 0.16400570329141759 0.11399883185597472 0.42556517556517559 8.4319384319384322E-2 2.7533841819556107E-2 1 0 0 0 0 0 0 4.8836906445785697 Peer Median CHMG 198072 90494 19275 323413 135329 NA 934040 0.21205944070917734 9.6884501734401093E-2 2.0636161192240161E-2 0.34625176651963513 0.14488565800179865 0.17928247184274762 1 0 0 0 0 0 0 NA Peer Median CZNC 304806 57873 35084 172699 49416 5.78087956197741 654970 0.46537398659480589 8.8359772203307027E-2 5.3565812174603419E-2 0.26367467212238727 7.5447730430401386E-2 5.3578026474495014E-2 1 0 0 0 0 0 0 5.78087956197741 Peer Median PWOD 236213 98221 16359 296529 118953 4.78 786961 0.30015845766181554 0.12481050522198686 2.0787561264154132E-2 0.37680266239368915 0.15115488569319191 2.6285927765162441E-2 1 0 0 0 0 0 0 4.78 Peer Median ORRF 183375 92879 24728 259614 40929 4.84 672755 0.27257322502248216 0.13805768816285274 3.6756322881286649E-2 0.3858967974968599 6.0837897897451525E-2 0.10587806853906698 1 0 0 0 0 0 0 4.84 Peer Median BCBP 198160 56297 26412 620559 54811 5.3744757035842303 955763 0.20733173391311444 5.890267775588718E-2 2.7634465866538043E-2 0.64928125487176214 5.734789900843619E-2 -4.9803141573800198E-4 1.0000000000000002 0 0 0 0 0 0 5.3744757035842303 Peer Median OLBK 171459 NA 86401 408641 112744 5.28 791410 0.21665002969383759 NA 0.10917350046120215 0.51634550991268746 0.1424596606057543 NA 0.98462870067348152 0 1 0 0 0 1 5.28 Peer Median FXCB 140439 NA 7281 400969 138527 4.6500000000000004 711610 0.19735388766318629 NA 1.0231728053287615E-2 0.56346734868818593 0.19466702266691024 NA 0.96571998707157014 0 1 0 0 0 1 4.6500000000000004 Peer Median CVLY 81946 93234 105862 367464 93143 5.4 768600 0.10661722612542285 0.12130366900858704 0.1377335415040333 0.47809523809523807 0.12118527192297684 3.5065053343741867E-2 1 0 0 0 0 0 0 5.4 Peer Median SHBI 194634 65278 104516 349773 56448 5.19 782188 0.2488327614333127 8.345563982060579E-2 0.13362005042266054 0.4471725467534659 7.2166793660859027E-2 1.4752207909096022E-2 1 0 0 0 0 0 0 5.19 Peer Median CBNJ NA 42598 2902 NA NA 4.9800000000000004 743507 NA 5.7293340883138963E-2 3.9031239786579009E-3 NA NA NA 6.1196464861796862E-2 1 0 0 1 1 3 4.9800000000000004 Peer Median ACNB 334799 52897 14523 237473 32321 NA 700596 0.47787740723612465 7.5502857566985826E-2 2.0729493174382954E-2 0.33895854386836349 4.6133577696703947E-2 4.0798120457439094E-2 1 0 0 0 0 0 0 NA Peer Median ADKT 122294 34515 16427 223540 77464 4.33937214873764 539010 0.22688632863954286 6.4034062447821005E-2 3.0476243483423312E-2 0.41472328899278305 0.14371532995677261 0.12016474647965715 1 0 0 0 0 0 0 4.33937214873764 Peer Median FRAF 156413 39167 78827 292772 152423 4.51 729167 0.21450915908152729 5.3714718301843059E-2 0.10810555058031973 0.40151570216425042 0.20903716158301186 1.3117708289047639E-2 1 0 0 0 0 0 0 4.51 Peer Median OSHC 526528 59559 24485 84407 24482 4.47 723016 0.72823837923365453 8.2375770384057898E-2 3.3865087356296404E-2 0.11674292131847705 3.3860938070526793E-2 4.9169036369872869E-3 1 0 0 0 0 0 0 4.47 Peer Median CNOB 90465 31574 42261 597126 193231 4.84 955579 9.4670351692534058E-2 3.3041747464102919E-2 4.422554283842571E-2 0.62488397087001701 0.20221352708671916 9.6486004820114295E-4 1 0 0 0 0 0 0 4.84 Peer Median ASRV 168436 55856 19228 371259 116083 4.6900000000000004 744897 0.22611985281186525 7.4984863679139535E-2 2.5812964745461454E-2 0.49840313493006416 0.15583765272245692 1.8841531111012663E-2 1 0 0 0 0 0 0 4.6900000000000004 16 FISI 117939 301429 60054 378459 257784 627749 1743414 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 1 NA hardcode hardcode FISI 117939 301429 NA 438513 257784 4.6500000000000004 1743414 Peer Median 0.20372486570266274 7.503915342036066E-2 3.2026326308239018E-2 0.43141064617581321 0.14308749528126347 1.9743944136223136E-2 0.90503243102456221 Peer Median 4.76 Weighted Peer Median 0.22510228221549083 8.2913220397429196E-2 3.5386937760874378E-2 0.47667976459962341 0.15810206394402693 2.1815731082555311E-2 1 FISI 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 Over Total FISI Over Total Small Peer Median Old National Bancorp Anchor BanCorp Wisconsin Inc. Pro Forma Loans ($000) Loans ($000) Loans ($000) Construction & Land $,212,227 3.9% Construction & Land $,190,135 0.12207007111632144 Construction & Land $,402,362 4.8% Residential Mortgage 1,875,294 0.27309544696749932 Residential Mortgage ,656,248 0.42132295490016941 Residential Mortgage 2,531,542 0.30050572915974222 Home Equity ,409,298 5.9605278027287205 Home Equity 79,425 5.0992270746647542 Home Equity ,488,723 5.8% CRE, Farm & Multifamily 1,609,296 0.23435867145258757 CRE, Farm & Multifamily ,506,105 0.32492846315684049 CRE, Farm & Multifamily 2,115,401 0.25110787021121828 C & I 1,170,259 0.17042256023468255 C & I 22,704 1.5% C & I 1,192,963 0.14161021866340498 Consumer & Other 1,590,307 0.23161183478553646 Consumer & Other ,102,974 6.6% Consumer & Other 1,693,281 0.20100027634435355 Total $6,866,681 100.0% Total $1,557,591 100.0% Total $8,424,272 0.99999999999999989 Yield 4.9299999999999997E-2 Yield 4.2300000000000004E-2 Yield 4.8005768139844307E-2 允䅁䉁䄸䅁䍁䅁䅁䅁十䅁䅁䅕䅁䍁䅣睗䍂䡁䅕入求䡁䅉睘啂䝁䅅杣湂䝁䅕䅤時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁䅁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㍁䅁䅁杁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㑁䅁䅁杂䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊乂䍁䅑免硁䑁䅯䅊兂䍁䅑免硁䅁䅁允䅁䕁䄴䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䕂䝁䅕䅣療䡁䅍兡あ䡁䅍睊桁䍁䅑村歁䑁䅉䅁坁䅁䅁杗䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅑党睂䝁䄸督灂䡁䅑督湁䍁䅅䅊䑂䍁䅑睎㙁䍁䅑睑歁䑁䅙䅎䅁䉁䅣䅁奂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅒求䡁䅁睢穂䝁䅫䅤穂䍁䅣光歁䕁䅕䅊ぁ䑁䅯䅊䵂䍁䅑䅎䅁䉁䅧䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁睂䅁䙁䅙䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䩂䝁䄴䅣ㅂ䡁䅑睊桁䍁䅑杓歁䑁䅅睍㙁䍁䅑杓歁䑁䅧䅏䅁䅁䅫䅁坂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䄰䅊硁䑁䅅杏歁䙁䅁䅊硁䑁䅅䅁䥁䅁䅁杕䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅅村歁䑁䅑杏歁䕁䅅䅔歁䑁䅑䅁摁䅁䅁䅒䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅉䅊祁䅁䅁睇䅁䙁䅁䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䍁䅙䅒湁䍁䅅䅊䕂䍁䅑睎㙁䍁䅑䅒歁䑁䅉䅏䅁䉁䅷䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅔療䝁䅅杢穂䍁䅣光歁䕁䅉䅊祁䅁䅁䅄䅁䙁䅧䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑睑歁䑁䅙免㙁䍁䅑睑歁䑁䅅兎㑁䅁䅁兄䅁䙁䅉䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑兒歁䑁䅑杏歁䕁䅳䅊ぁ䅁䅁杄䅁䅁䄴䅁祁䑁䅁免穁䙁䅅杍䅁䉁䅅䅁䭁䅁䅁兑䍂䕁䅍睖䅁䅁䅳䅁奂䅁䅁睑療䝁䄴督あ䡁䅉兤橂䡁䅑兡療䝁䄴䅉流䍁䅁䅒求䡁䅙党獂䝁䄸䅣瑂䝁䅕杢あ䍁䅁䅔療䝁䅅杢穂䍁䅁䅋卂䝁䅕䅣療䡁䅉䅤求䝁䅑克䅁䉁䅕䅁䭁䅁䅁杒乂䕁䅉兓䅁䅁䅑䅁歁䅁䅁兓畂䡁䅍䅤灂䡁䅑兤あ䝁䅫睢畂䍁䅁杔桂䝁䄰党杁䅁䅁䅅䅁䅁䅧䅁乂䙁䅉兕䅁䅁䅕䅁䥁䅁䅁兔卂䙁䅫䅁婁䅁䅁䅃䅁䕁䄸杔䍂䅁䅁权䅁䑁䄴䅁偂䡁䅁䅤灂䝁䄸杢穂䑁䅯睑ㅂ䡁䅉杣㥁䍁䅷兔桂䝁䅣児獁䕁䅍睢畂䡁䅙兔求䡁䅑䅡療䝁䅑児䅁䅁䄸䅁煁䅁䅁睕佂䕁䅷䅉䩂䝁䄴督あ䝁䅫䅤ㅂ䡁䅑兡療䝁䄴䅉䱂䝁䅕入杁䅁䅁䅆䅁䉁䅉䅁呂䕁䄴䅔啂䝁䅅杙獂䝁䅕䅁䑁䅁䅁䅅䅁䙁䅑兡橂䝁䅳党祂䍁䅁䅁慁䅁䅁䅎䅁䙁䅑睢あ䝁䅅䅢杁䕁䅑党睂䝁䄸督灂䡁䅑督杁䍁䅧杕求䡁䅁睢祂䡁䅑党歂䍁䅫䅁敁䅁䅁杌䅁䙁䅫兡求䝁䅷䅚㙁䍁䅁䅖療䡁䅑兙獂䍁䅁䅔療䝁䅅杢穂䍁䅁䅋汁䍁䅫䅁呁䅁䅁权䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䈶䅯兑䅯充䅁䅁䅕䅁䅁䅁䅁䐸䬸䅁䄸䅁䉁䅁䅁允䅁䅁䅯杈䅁䅁杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䭁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䱁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅑䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁丰⽺䅑䅯睄䅁䅁䅅䅁䉁䅁䅁权允䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁杂睋䉂权剁䅁䅁权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䝁牁䕁䭅䉁䅫䅁䙁䅁䅁䅁䅁偁⽁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䕁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䅁㝄〯䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯䅆䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䘫䅕兑䅯充䅁䅁䅯杅䅁䅁䅯睄䅁䅁䅅䅁䉁䅁䅁权呁䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁睄杁䉂权湄睂䅱权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅯䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁偁䍁䕁䭅䉁䅅䅁䭁䉁䅉䅁䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯杇䅁䅁㴽 Loans Hold Co. Reg GAAP Deposits Loan Composition Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! #VALUE! Dom RE:Tot Cl-end 1-4 Family ($000) Dom RE:Rev 1-4 Fam (HE Lines) ($000) Dom RE:Multifamily Loans ($000) Dom RE:Constr & Land Dev ($000) Dom RE:Comm RE(Nonfarm/NonRes) ($000) DOM: Commercial & Industrial Loans ($000) Farm Loans Other Loans Agriculture Loans DOM: Consumer Loans Less Unearned Income State & Political Loans Total Domestic Loans ($000) Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Noninterest-bearing Deposits Total Transaction Accts NOW & Other Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Time 100k - 250k Total CDs >100k Retail Calc Jumbo Calc Total Deposits (Incl Dom & For) 1-4 Family Home Equity Multifamily Construction & Development Commercial RE C&I Consumer & Other Check Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k 131933 131166 209508 209505 209510 209503 209513 209516 209504 209524 209515 209520 209526 209527 132287 132471 132474 132475 132476 132288 208661 206880 - 208662 206918 206921 226725 206960 205658 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 1 Small Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Small Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Small Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Small Peers Community National Bank 4092760 CBNY 585239 CBNY NA NA NA NA NA NA NA NA NA NA NA NA 169896 228180 172422 76964 107672 585239 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.29030191084326235 0.39420988690090708 0.13150866569042732 0.1839795365654032 1 Small Peers Oneida Financial Corp. 1012901 ONFC 593688 ONFC 135519 26112 10881 11173 65315 50183 247 115 0 28169 0 327714 74678 NA NA NA NA 593688 NA NA NA NA NA NA NA NA 0.41352825939691318 7.9679232501510461E-2 3.3202731650158371E-2 3.4847458454628118E-2 0.19930488169562485 0.15313047352264475 8.6306962778520291E-2 1 0.12578660845427228 #VALUE! NA NA #VALUE! Small Peers Lyons Bancorp, Inc. LYBC 609179 LYBC 158450 43852 9602 14529 88964 68235 28727 6104 25107 28148 0 471718 120500 198595 285025 65000 60559 609179 NA NA NA 65000 60559 NA NA 609179 0.33589983846281041 9.2962320708558921E-2 2.0355381817102589E-2 0.14492345002734686 0.18859572880407363 0.14465210146740212 7.2611178712705476E-2 1 0.19780721265834836 0.59608095485891666 0.10670098608126675 9.9410846401468203E-2 1 Small Peers Solvay Bank Corporation 1012892 SOBS NA SOBS 200045 15401 6758 16583 50515 66267 0 1284 0 37776 0 394629 NA NA NA NA NA NA NA NA NA 109671 79847 NA NA 576580 0.50691915698035372 3.9026528714311413E-2 1.712494520169577E-2 4.2021747007949237E-2 0.12800630465576529 0.16792227636590318 9.8979041074021418E-2 1 NA #VALUE! NA NA #VALUE! Small Peers Katahdin Bankshares Corporation KTHN 529715 KTHN 123047 18663 32610 4458 169005 121063 5069 10812 5592 14857 0 505176 61721 80922 185449 132078 131266 529715 NA NA NA 132078 131266 NA NA 529715 0.24357253709598239 3.6943560264145567E-2 6.4551760178630818E-2 2.9928183444977594E-2 0.33454677181813863 0.23964519296245268 5.0811994235672321E-2 1 0.11651737254938976 0.38633982424511287 0.24933785148617654 0.24780495171932077 1 Small Peers Elmira Savings Bank 101745 ESBK 396993 ESBK NA NA NA NA NA NA NA NA NA NA NA NA 61018 132912 82744 104797 76539 396993 61542 33238 184477 156935 24401 52138 76539 399051 NA NA NA NA NA NA NA 0 0.15370044308086037 0.38952575990004856 0.26397694669679317 0.19279685032229787 1 Large Peers First Bancorp, Inc. FNLC 1027682 FNLC 375568 95013 14256 23400 237450 77328 93 0 13187 15058 0 851353 88540 227562 230711 197888 371521 1027682 NA NA NA 197888 371520 NA NA 1029370 0.44114251080339179 0.11160235530972464 1.6745110430103613E-2 4.3084361011237408E-2 0.27890898370006328 9.0829538393592313E-2 1.7687140351886937E-2 1 8.6155055746816617E-2 0.35977374323964029 0.19255761996415233 0.36151358104939074 1 Large Peers Cambridge Bancorp CATC 1246979 CATC 422566 42810 74779 19688 197561 43684 0 9113 0 21723 0 831924 352997 679987 434934 54033 78026 1246979 NA NA NA 54033 78026 NA NA 1246979 0.50793822512633369 5.1459027507320378E-2 8.9886816584207205E-2 2.3665623302128558E-2 0.23747481741120582 5.2509604242695247E-2 3.7065885826109118E-2 0.99999999999999989 0.28308175197818086 0.61101510129681413 4.3331122657238014E-2 6.2572024067766976E-2 1 Large Peers Bar Harbor Bankshares BHB 854719 BHB 374342 50557 1369 19928 289542 54808 391 16873 28233 16529 0 852572 62492 183480 247398 252005 171647 854719 NA NA NA 252005 171647 NA NA 854719 0.43907376737683151 5.9299390550006333E-2 1.6057294867764835E-3 5.694768301093632E-2 0.33961002707102744 6.4285479701421108E-2 3.9177922803000802E-2 1 7.3114087787916268E-2 0.43122359512307556 0.29483959055549253 0.20082272653351568 1 Large Peers Chemung Financial Corporation CHMG 1054968 CHMG 260089 35242 68678 20773 244255 136000 4014 811 737 165633 1246 934986 297523 386550 443453 141563 83402 1054968 NA NA NA 141563 83402 NA NA 1055040 0.27817421865140229 3.7692542989948515E-2 7.3453506255708637E-2 2.7298804474077686E-2 0.2612392057207274 0.14545672341617949 0.17935027904161133 1.0026652805496552 0.2820208764626036 0.50473568866543828 0.13418700851589813 7.9056426356060083E-2 1.0000000000000002 Large Peers Hingham Institution for Savings 101852 HIFS 891772 HIFS NA NA NA NA NA NA NA NA NA NA NA NA 90179 120107 406551 160811 204303 891772 90778 123808 406332 269532 95802 108502 204304 895474 NA NA NA NA NA NA NA 0 0.10112338131271222 0.48945133958007203 0.18032748280950736 0.22909779629770838 1 Large Peers New Hampshire Thrift Bancshares, Inc. 1002737 NHTB 912432 NHTB 498023 68331 15654 18020 217763 55154 98 42145 31 6452 0 921813 80267 NA NA NA NA 912432 NA NA NA NA NA NA NA NA 0.54026467407163925 7.4126748049767141E-2 1.6981752264287876E-2 1.9688374974099952E-2 0.23623337922116525 5.9832091758306727E-2 5.2718935402299598E-2 0.99984595574156576 8.7970391218194888E-2 #VALUE! NA NA #VALUE! Large Peers Adirondack Trust Company 1011886 ADKT 877968 ADKT NA NA NA NA NA NA NA NA NA NA NA NA 203904 NA NA 134105 77441 877968 203904 77795 588627 185992 25554 51887 77441 877968 NA NA NA NA NA NA NA 0 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 Large Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Large Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Large Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Salisbury Bancorp, Inc. 4017897 492040 SAL 219479 33561 4881 19075 92842 37769 4233 6094 456 3835 0 422225 90203 163809 238383 56276 33573 492040 NA NA NA 56276 33573 NA NA 492039 0.51981526437326075 7.9486056012789394E-2 1.1560187104032209E-2 5.6282787613239384E-2 0.21988750074012672 8.9452306234827403E-2 2.3515897921724198E-2 0.99999999999999989 0.18332452646126332 0.63407040078042443 0.11437281521827494 6.8232257540037394E-2 1 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP Deposits GAAP Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Int Cost: Total Deposits (%) Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k Int. Cost 131166 132287 132471 132474 132475 132476 132288 133831 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 TMP TMP 800209 1027386 1947749 480067 457708 3912910 0.32665882217165398 0.20450483144258366 0.5558333823164856 0.122687973911999 0.11697381232893167 1 0.32665882217165398 FFIC FFIC 173953 1395299 469274 NA NA 3070535 1.0235930417680501 5.6652342344249457E-2 NA NA NA 5.6652342344249457E-2 1.0235930417680501 STBA STBA 947747 1244775 1332770 636121 434962 3648628 0.32543169876780398 0.25975435149870035 0.44668790570044398 0.17434526073910522 0.11921248206175034 1 0.32543169876780398 TRST TRST 314985 906829 1863085 725255 397707 3892876 0.35369818099554101 8.0913186035208931E-2 0.6306209085519292 0.18630313423802863 0.1021627711748332 1 0.35369818099554101 WSFS WSFS 657616 1217248 1145469 449489 242266 3054472 0.236813358302122 0.2152961297402628 0.55823101341246539 0.14715767569648699 7.9315181150784814E-2 1 0.236813358302122 SASR SASR 877891 1318602 1120477 282751 204820 2926650 0.193037379559056 0.29996446449011671 0.53343857311260312 9.661250918285412E-2 6.9984453214426048E-2 1 0.193037379559056 DCOM DCOM 170432 260928 1471648 503932 371151 2607659 0.78494562393196998 6.5358238941518043E-2 0.59905992309577283 0.19325072795177589 0.14233111001093318 1 0.78494562393196998 TBBK TBBK 1815627 2963170 469238 12502 5747 3450657 0.27627276133007 0.52616849486923789 0.4685429470387813 3.6230781558410472E-3 1.6654799361396975E-3 1 0.27627276133007 PBNY NA NA NA NA NA NA NA NA NA NA NA 0 NA CUBI CUBI 265842 310807 1119887 421856 923159 2775709 0.76684385746648098 9.5774448978621321E-2 0.41965926543452498 0.15198134962995041 0.33258493595690325 1 0.76684385746648098 EGBN EGBN 767808 874821 1531804 278494 203117 2888236 0.37551160431212 0.26583977209618603 0.56741104258793262 9.642356095554519E-2 7.0325624360336209E-2 1 0.37551160431212 LBAI LBAI 600868 1542000 799000 194666 137382 2672859 0.248789741569656 0.2248034782231311 0.65096699825916737 7.2830628177543225E-2 5.1398895340158235E-2 1 0.248789741569656 SNBC SNBC 530702 1777891 272238 NA NA 2722038 0.43281425495639197 0.19496494905655248 NA NA NA 0.19496494905655248 0.43281425495639197 HVB NA NA NA NA NA NA NA NA NA NA NA 0 NA ORIT ORIT NA 361131 587500 274428 196644 1419703 0.59348947274819197 NA NA 0.19329958449055895 0.13851066032825177 0.33181024481881072 0.59348947274819197 NFBK NFBK 225085 339705 851163 NA NA 1533951 0.40355328668929902 0.14673545634769297 NA NA NA 0.14673545634769297 0.40355328668929902 METR METR 463805 NA NA 84662 105943 2168759 0.29119335811818398 0.21385732577939734 0.69825600723731873 3.9037071431173312E-2 4.8849595552110679E-2 1 0.29119335811818398 OCFC OCFC 219979 1076189 415361 157570 54626 1703746 0.26964043734531501 0.12911490327783601 0.74633836264325781 9.2484443103608163E-2 3.2062290975297961E-2 1 0.26964043734531501 UVSP UVSP 398906 NA NA 208817 90199 1873051 0.25495281717344498 0.21297124317490554 0.62738761517972541 0.11148495155764579 4.8156190087723184E-2 1 0.25495281717344498 FLIC FLIC 573208 NA NA 84840 158639 1766316 0.48842623329292001 0.32452177300098056 0.53763256404856219 4.8032175443125692E-2 8.9813487507331646E-2 1 0.48842623329292001 TSC TSC 86023 91264 949221 90186 742479 1873150 0.61963446520182797 4.5924245255318581E-2 0.50954915516643096 4.8146704748685369E-2 0.39637989482956515 1 0.61963446520182797 AROW AROW 261910 1016281 494586 181669 87369 1779905 0.41591121305956802 0.14714830285886044 0.70169868616583464 0.10206668333422289 4.9086327641081971E-2 0.99999999999999989 0.41591121305956802 BMTC BMTC 395742 658058 718372 103948 69338 1549715 0.177038332370337 0.25536437344931162 0.63281764711576005 6.7075559054406778E-2 4.4742420380521578E-2 1 0.177038332370337 CNND CNND 296055 494469 835653 201485 144220 1675827 0.26189239834736899 0.17666203014989018 0.61704877651452095 0.12023019082518661 8.6059002510402327E-2 1 0.26189239834736899 ESBF NA NA NA NA NA NA NA NA NA NA NA 0 NA CCNE CCNE 176700 176700 1170742 116930 82174 1546546 0.50853618963327496 0.11425460348415113 0.75700431800929291 7.5607191767978449E-2 5.3133886738577447E-2 1 0.50853618963327496 BDGE BDGE 472922 NA NA 38712 117887 1455107 0.36029069800018998 0.32500840144401749 0.56737133420428876 2.6604229104801227E-2 8.1016035246892493E-2 1 0.36029069800018998 PGC PGC 326916 679112 675262 102945 65607 1522926 0.21643237551814801 0.2146630893424894 0.67466048908482756 6.7596849748444765E-2 4.3079571824238341E-2 1 0.21643237551814801 SUBK SUBK 597735 695850 523803 72813 172988 1465454 0.205637976681975 0.40788383668132877 0.42438588996993426 4.9686308816243974E-2 0.118043964532493 1 0.205637976681975 CNBC NA NA NA NA NA NA NA NA NA NA NA 0 NA IBCA NA NA NA NA NA NA NA NA NA NA NA 0 NA ESSA ESSA 65625 155433 251062 405576 198429 1010500 0.70352885589470704 6.4943097476496778E-2 0.3373280554181099 0.40136170212765959 0.1963671449777338 1 0.70352885589470704 FUNC FUNC 162671 291691 320223 180997 179748 972659 0.52636468101202005 0.16724360747188891 0.46187101543295239 0.1860847429571926 0.18480063413796613 1 0.52636468101202005 FMAR NA NA NA NA NA NA NA NA NA NA NA 0 NA CHMG CHMG 297523 386550 446141 141563 83402 1057656 0.22285520591633801 0.28130412913083269 0.50599438758915949 0.13384597638551665 7.8855506894491209E-2 1 0.22285520591633801 CZNC CZNC 196449 357924 314992 197680 80173 950769 0.27923167723639503 0.20662116665562297 0.50113855205628277 0.20791590807020421 8.4324373217889936E-2 1 0.27923167723639503 PWOD PWOD 211096 373068 343743 NA NA 955361 0.39287855916957898 0.22095940696762795 NA NA NA 0.22095940696762795 0.39287855916957898 ORRF ORRF 119451 473590 207842 202481 151570 1035483 0.43615156554096302 0.11535776058129395 0.54272354060858552 0.19554256322894725 0.14637613558117324 1 0.43615156554096302 BCBP BCBP 102917 231067 327570 165187 228169 951993 0.58656316710351197 0.10810688734055818 0.47870099885188233 0.17351703216305162 0.2396750816445079 1 0.58656316710351197 OLBK OLBK 213570 NA NA 183431 217859 995539 0.43293199266483101 0.21452700496916746 0.38238481867611412 0.18425295242074896 0.21883522393396942 1 0.43293199266483101 FXCB FXCB 126702 205893 188021 248592 58108 700614 0.64699411411138996 0.18084423091745241 0.38139688901449298 0.35482020056693131 8.2938679501123297E-2 1 0.64699411411138996 CVLY CVLY 102977 187759 321646 236604 178841 924850 0.86184428492545595 0.11134454235822025 0.43945288425150025 0.25582959398821431 0.19337297940206519 1 0.86184428492545595 SHBI SHBI 158562 318487 210500 195031 198089 922107 0.74101000766233205 0.17195618295924442 0.40171585293246881 0.21150582307693142 0.21482214103135536 1 0.74101000766233205 CBNJ CBNJ 95094 NA NA 124585 128257 795082 0.40345060485550499 0.11960275795452545 0.562389791241658 0.15669452962084415 0.16131292118297233 1 0.40345060485550499 ACNB ACNB 132776 NA NA 174615 74796 826385 0.27020979257176397 0.16067087374528821 0.53751943706625849 0.2112998178814959 9.050987130695741E-2 1 0.27020979257176397 ADKT ADKT 203904 NA NA 134105 77441 877968 0.16689238787754401 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 0.16689238787754401 FRAF FRAF 118943 288595 458258 NA NA 881797 0.51149431611845397 0.13488705450347416 NA NA NA 0.13488705450347416 0.51149431611845397 OSHC OSHC 105306 NA NA 128535 74570 787028 0.38638130073427301 0.13380210106883109 0.60813211219931185 0.16331693408620787 9.4748852645649195E-2 1 0.38638130073427301 CNOB CNOB 219669 415623 714426 49721 101124 1280894 0.40108884837012698 0.1714966265748766 0.71073796894981167 3.8817419708422396E-2 7.894798476688937E-2 1.0000000000000002 0.40108884837012698 ASRV ASRV 159287 165024 369060 200758 105430 840272 0.612035671985944 0.18956599767694271 0.44604247196146007 0.23892025439381534 0.12547127596778185 1 0.612035671985944 Peer Median 0.18084423091745241 0.54017805232857385 0.14715767569648699 8.9813487507331646E-2 0.95799344644984485 0.39698370376985298 Peer Median 0.18877397500747975 0.56386403720231981 0.15361031564655003 9.3751672143650489E-2 1 FISI FISI 511802 987250 713459 392968 230559 2324236 0.28156961956815801 FISI Median 0.22020225140648367 0.51152593798564339 0.16907405272098014 9.9197757886892723E-2 1 0.28156961956815801 511802 1188907 392968 230559 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040

Summary Asset Quality – Anchor



$500
$400
$300
$200
$100
$0
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3Q '11
4Q '11
1Q '12
2Q '12
3Q '12
4Q '12
1Q '13
2Q '13
3Q '13
4Q '13
1Q '14
2Q '11
3Q '14
4Q '14
1Q '15
2Q '15
3Q '15
OREO
Nonaccrual Loans
TDRs
NPAs/Assets
(NPAs - TDRs)/Assets

	2012				2013				2014				2015		
($ in thousands)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Nonaccrual Loans	$224,924	$188,987	$156,543	$146,355	$118,790	$106,968	$97,002	$68,497	$39,978	$42,167	$38,352	$35,115	$25,054	$17,550	$14,711
TDRs (on-accrual, excl. 90+ PD)	72,648	71,693	58,928	52,938	41,565	38,303	37,549	64,261	64,481	63,531	64,957	60,170	58,952	58,566	56,921
Nonperforming Loans	$297,572	$260,680	$215,471	$199,293	$160,355	$145,271	$134,551	$132,758	$104,459	$105,698	$103,309	$95,285	$84,006	$76,116	$71,632
OREO	88,841	83,955	94,918	90,000	84,342	68,241	65,897	63,460	62,140	56,170	46,725	35,491	30,632	27,255	24,612
Nonperforming Assets	**$386,413**	**$344,635**	**$310,389**	**$289,293**	**$244,697**	**$213,512**	**$200,448**	**$196,218**	**$166,599**	**$161,868**	**$150,034**	**$130,776**	**$114,638**	**$103,371**	**$96,244**
Asset Quality Ratios inc. TDRs:															
NPLs/Loans	13.48%	12.49%	10.86%	10.75%	9.07%	8.43%	8.11%	8.23%	6.65%	6.77%	6.62%	6.04%	5.37%	4.81%	4.60%
Excluding TDRs	10.19%	9.05%	7.89%	7.90%	6.72%	6.21%	5.85%	4.25%	2.55%	2.70%	2.46%	2.23%	1.60%	1.11%	0.94%
NPAs/Assets	13.85%	12.38%	11.64%	11.99%	10.34%	9.11%	9.15%	9.29%	7.90%	7.63%	7.12%	6.28%	5.47%	4.69%	4.30%
Excluding TDRs	11.25%	9.80%	9.43%	9.80%	8.58%	7.47%	7.43%	6.25%	4.84%	4.64%	4.04%	3.39%	2.66%	2.03%	1.76%
Reserves/NPLs	37%	39%	42%	42%	50%	52%	53%	49%	51%	47%	46%	49%	56%	62%	41%
Excluding TDRs	49%	53%	58%	57%	67%	71%	74%	95%	134%	117%	123%	134%	188%	268%	201%
Reserves/Total Loans	5.04%	4.81%	4.57%	4.52%	4.51%	4.40%	4.33%	4.04%	3.41%	3.15%	3.01%	2.98%	3.00%	2.97%	1.90%
Net Charge-Offs	$24,336	$7,935	$14,827	$11,750	$4,621	$4,218	$4,019	$6,671	$11,685	$4,322	$834	($3,281)	($1,354)	($646)	($4,898)
NCOs/Average Loans	4.29%	1.56%	2.89%	2.43%	1.02%	0.97%	0.95%	1.63%	2.93%	1.11%	0.21%	(0.84%)	(0.35%)	(0.16%)	(1.25%)

Source: SNL Financial

21

Pro Forma Deposit Composition Source: SNL Financial based on 3Q15 data GAAP GAAP Loan Comp #VALUE! #VALUE! #VALUE! 1-4 Family Home Equity #VALUE! CRE & Multi Family C&I #VALUE! Total Loans and Leases 1-4 Family Home Equity Construction & Development CRE & Multifamily C&I Consumer & Other Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Yield on Loans and Leases #VALUE! 132455 132461 132460 132458 132466 133823 132470 132460 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 MRY 1 Peer Median TMP 671033 235587 64675 1297174 694336 5.0199999999999996 3055183 0.21963757981109477 7.7110601885386237E-2 2.1168944708058406E-2 0.42458144078439819 0.22726494615870801 3.0236486652354375E-2 1 0 0 0 0 0 0 5.0199999999999996 Peer Median FFIC 801572 NA 11450 2142488 NA 5.38 3288102 0.24377954211882721 NA 3.482252071255697E-3 0.65158805900790184 NA NA 0.89884985319798472 0 1 0 0 1 2 5.38 Peer Median STBA 463446 413585 170032 1501491 826696 4.28 3443233 0.13459617748784355 0.12011531023314426 4.9381496982632313E-2 0.43607011201391249 0.24009295914624423 1.9743944136223136E-2 1 0 0 0 0 0 0 4.28 Peer Median TRST 2163615 376290 35500 139362 27299 4.6399999999999997 2762426 0.78323003041529438 0.13621722355639571 1.2851022977629084E-2 5.0449134203051957E-2 9.8822556694731362E-3 7.3703331781557226E-3 0.99999999999999989 0 0 0 0 0 0 4.6399999999999997 Peer Median WSFS 233716 NA 125538 1456175 739629 4.55 2835560 8.2423225041967016E-2 NA 4.4272736249629706E-2 0.51354053520292287 0.26084053943489116 NA 0.90107703592941069 0 1 0 0 0 1 4.55 Peer Median SASR 565282 340270 280045 1060623 336394 4.57 2605458 0.216960703262152 0.13059891965251408 0.10748398170302496 0.40707737372853448 0.12911127333466899 8.7677483191055082E-3 1 0 0 0 0 0 0 4.57 Peer Median DCOM NA NA 338 NA NA 4.9654535263942101 3606764 NA NA 9.3712812925935823E-5 NA NA NA 9.3712812925935823E-5 1 1 0 1 1 4 4.9654535263942101 Peer Median TBBK 93960 44277 266911 651034 481537 4.1850543177445898 1967382 4.7758899898443716E-2 2.2505542899142108E-2 0.13566811122598457 0.33091387437721803 0.24476029566195076 0.21839327593726079 1 0 0 0 0 0 0 4.1850543177445898 Peer Median PBNY 369613 189516 106198 1210248 453145 4.7253830127110596 2336534 0.15818858189095472 8.1109883271546654E-2 4.5451082672026175E-2 0.5179672112624939 0.19393897114272679 3.3442697602517231E-3 1 0 0 0 0 0 0 4.7253830127110596 Peer Median CUBI 252165 44822 59228 1291382 196239 4.2296788200432101 1845272 0.13665465037132737 2.4290185945486629E-2 3.2097165079186155E-2 0.69983287016765006 0.10634692338040137 7.7820505594839134E-4 1 0 0 0 0 0 0 4.2296788200432101 Peer Median EGBN 78813 108565 544318 1315058 636623 NA 2691358 2.9283729626456236E-2 4.0338371929709835E-2 0.20224659818574861 0.48862247237268325 0.23654341042700378 2.9654174583983255E-3 1 0 0 0 0 0 0 NA Peer Median LBAI 445584 266512 51424 1343274 234022 4.49 2446632 0.18212138155635993 0.10893015377874564 2.1018281457938912E-2 0.54902985001422366 9.5650674069496358E-2 4.3249659123235536E-2 1 0 0 0 0 0 0 4.49 Peer Median SNBC 225147 223214 38947 1109592 527594 4.2 2158792 0.10429304907559413 0.10339764090287532 1.8041108175312862E-2 0.51398745224180931 0.24439316061945754 1.5887588984950844E-2 1 0 0 0 0 0 0 4.2 Peer Median HVB 221950 106972 72337 790739 261469 5.2444420920382004 1480117 0.14995436171599949 7.227266493121827E-2 4.8872487783060393E-2 0.53424087420116118 0.17665427800640085 1.8005333362159884E-2 1.0000000000000002 0 0 0 0 0 0 5.2444420920382004 Peer Median ORIT 128451 24637 44537 2101057 NA 5.2 2307163 5.5674869959339672E-2 1.0678482621297239E-2 1.9303794313622401E-2 0.91066690996691613 NA NA 0.99632405686117542 0 0 0 0 1 1 5.2 Peer Median NFBK 137274 40841 24091 1043539 14803 5.23 1332776 0.10299855339531924 3.0643559007665203E-2 1.8075805686777073E-2 0.78298153628216594 1.1106892681140717E-2 5.419365294693182E-2 1 0 0 0 0 0 0 5.23 Peer Median METR 235599 167113 111458 725805 321011 4.8499999999999996 1633866 0.14419725975079964 0.10228072559193961 6.8217344629241325E-2 0.44422553624348632 0.19647327259395814 4.460586119057499E-2 1.0000000000000002 0 0 0 0 0 0 4.8499999999999996 Peer Median OCFC 776858 NA 12879 477600 66924 4.58138176187882 1526500 0.50891451031772028 NA 8.4369472649852596E-3 0.31287258434326892 4.38414674091058E-2 NA 0.8740655093350802 0 1 0 0 0 1 4.58138176187882 Peer Median UVSP 158399 102192 84027 580400 543844 4.76 1499993 0.10559982613252195 6.8128317932150351E-2 5.6018261418553289E-2 0.3869351390306488 0.36256435863367364 2.0754096852451977E-2 1 0 0 0 0 0 0 4.76 Peer Median FLIC 535322 80116 1038 585520 64030 4.1235303647709998 1273291 0.42042392508860899 6.2920416464107579E-2 8.1521034861630219E-4 0.45984774886494917 5.0287012159828351E-2 5.7056870738896297E-3 1 0 0 0 0 0 0 4.1235303647709998 Peer Median TSC 100880 34309 46062 463439 908502 4 1734565 5.8158673788529111E-2 1.9779598919613853E-2 2.6555361142418993E-2 0.26717880275458111 0.52376359490708047 0.10456396848777648 1 0 0 0 0 0 0 4 Peer Median AROW 324976 104755 45139 259799 87549 4.3 1204734 0.26974917284645406 8.6952804519503893E-2 3.7468021986596212E-2 0.21564843359612992 7.2670813640189458E-2 0.31751075341112645 1 0 0 0 0 0 0 4.3 Peer Median BMTC 280687 183006 28718 587261 332843 5.13 1430919 0.19615855265042956 0.12789403173764552 2.0069619594120982E-2 0.41040827607991787 0.23260785551103871 1.2861664426847361E-2 0.99999999999999989 0 0 0 0 0 0 5.13 Peer Median CNND 292382 99176 46792 493750 201741 4.5463871107212803 1461048 0.20011799749221107 6.7880042271027369E-2 3.2026326308239018E-2 0.3379423537077495 0.13807965241388373 0.22395362780688929 1 0 0 0 0 0 0 4.5463871107212803 Peer Median ESBF 331072 80427 60836 122236 52825 4.72 689095 0.48044464115978203 0.11671395090662391 8.8283908604764219E-2 0.17738628200756065 7.6658515879523145E-2 6.0512701441746058E-2 1 0 0 0 0 0 0 4.72 Peer Median CCNE 374987 NA NA 283654 263749 5.1832048801764703 982947 0.38149259319169804 NA NA 0.28857507068031135 0.2683247418222956 NA 0.93839240569430493 0 1 1 0 0 2 5.1832048801764703 Peer Median BDGE 79334 67606 52279 485818 205565 5.0899497373149298 900943 8.8056625113908424E-2 7.503915342036066E-2 5.8026978399299399E-2 0.53923278165211341 0.22816648778002604 1.1477973634292069E-2 1 0 0 0 0 0 0 5.0899497373149298 Peer Median PGC 532356 47583 9179 534371 106598 4.0397854124037798 1252184 0.4251419919117318 3.8000006388837423E-2 7.3303923385061621E-3 0.42675118033771392 8.5129661455504949E-2 1.7646767567705706E-2 0.99999999999999989 0 0 0 0 0 0 4.0397854124037798 Peer Median SUBK 150616 60951 10294 481840 179785 5.1850503551704197 895451 0.16820127511164765 6.8067376104331778E-2 1.1495883080146206E-2 0.53809756201065162 0.20077592185390378 1.3361981839318958E-2 1 0 0 0 0 0 0 5.1850503551704197 Peer Median CNBC 114438 38913 38564 516301 182301 4.45 903407 0.12667380261609662 4.3073609126340617E-2 4.2687293766818277E-2 0.5715043164376632 0.20179276892917589 1.4268209123905393E-2 0.99999999999999989 0 0 0 0 0 0 4.45 Peer Median IBCA 59162 0 5942 993236 1157 5.53 1056191 5.6014489803454109E-2 0 5.6258763803137875E-3 0.94039430368181509 1.0954458047834151E-3 -3.1301156703664396E-3 1 0 0 0 0 0 0 5.53 Peer Median ESSA 688724 43402 5097 164186 11111 4.67 950978 0.72422705888043681 4.5639331298936464E-2 5.3597454410091502E-3 0.17264963017020374 1.1683761348842981E-2 4.0440472860570904E-2 1 0 0 0 0 0 0 4.67 Peer Median FUNC 269303 77333 118356 285984 63844 4.88 841850 0.31989428045376256 9.1860782799786184E-2 0.14059036645483161 0.33970897428282948 7.5837738314426556E-2 3.2107857694363605E-2 0.99999999999999989 0 0 0 0 0 0 4.88 Peer Median FMAR 107446 95471 66361 247730 49084 4.8836906445785697 582120 0.18457706314849173 0.16400570329141759 0.11399883185597472 0.42556517556517559 8.4319384319384322E-2 2.7533841819556107E-2 1 0 0 0 0 0 0 4.8836906445785697 Peer Median CHMG 198072 90494 19275 323413 135329 NA 934040 0.21205944070917734 9.6884501734401093E-2 2.0636161192240161E-2 0.34625176651963513 0.14488565800179865 0.17928247184274762 1 0 0 0 0 0 0 NA Peer Median CZNC 304806 57873 35084 172699 49416 5.78087956197741 654970 0.46537398659480589 8.8359772203307027E-2 5.3565812174603419E-2 0.26367467212238727 7.5447730430401386E-2 5.3578026474495014E-2 1 0 0 0 0 0 0 5.78087956197741 Peer Median PWOD 236213 98221 16359 296529 118953 4.78 786961 0.30015845766181554 0.12481050522198686 2.0787561264154132E-2 0.37680266239368915 0.15115488569319191 2.6285927765162441E-2 1 0 0 0 0 0 0 4.78 Peer Median ORRF 183375 92879 24728 259614 40929 4.84 672755 0.27257322502248216 0.13805768816285274 3.6756322881286649E-2 0.3858967974968599 6.0837897897451525E-2 0.10587806853906698 1 0 0 0 0 0 0 4.84 Peer Median BCBP 198160 56297 26412 620559 54811 5.3744757035842303 955763 0.20733173391311444 5.890267775588718E-2 2.7634465866538043E-2 0.64928125487176214 5.734789900843619E-2 -4.9803141573800198E-4 1.0000000000000002 0 0 0 0 0 0 5.3744757035842303 Peer Median OLBK 171459 NA 86401 408641 112744 5.28 791410 0.21665002969383759 NA 0.10917350046120215 0.51634550991268746 0.1424596606057543 NA 0.98462870067348152 0 1 0 0 0 1 5.28 Peer Median FXCB 140439 NA 7281 400969 138527 4.6500000000000004 711610 0.19735388766318629 NA 1.0231728053287615E-2 0.56346734868818593 0.19466702266691024 NA 0.96571998707157014 0 1 0 0 0 1 4.6500000000000004 Peer Median CVLY 81946 93234 105862 367464 93143 5.4 768600 0.10661722612542285 0.12130366900858704 0.1377335415040333 0.47809523809523807 0.12118527192297684 3.5065053343741867E-2 1 0 0 0 0 0 0 5.4 Peer Median SHBI 194634 65278 104516 349773 56448 5.19 782188 0.2488327614333127 8.345563982060579E-2 0.13362005042266054 0.4471725467534659 7.2166793660859027E-2 1.4752207909096022E-2 1 0 0 0 0 0 0 5.19 Peer Median CBNJ NA 42598 2902 NA NA 4.9800000000000004 743507 NA 5.7293340883138963E-2 3.9031239786579009E-3 NA NA NA 6.1196464861796862E-2 1 0 0 1 1 3 4.9800000000000004 Peer Median ACNB 334799 52897 14523 237473 32321 NA 700596 0.47787740723612465 7.5502857566985826E-2 2.0729493174382954E-2 0.33895854386836349 4.6133577696703947E-2 4.0798120457439094E-2 1 0 0 0 0 0 0 NA Peer Median ADKT 122294 34515 16427 223540 77464 4.33937214873764 539010 0.22688632863954286 6.4034062447821005E-2 3.0476243483423312E-2 0.41472328899278305 0.14371532995677261 0.12016474647965715 1 0 0 0 0 0 0 4.33937214873764 Peer Median FRAF 156413 39167 78827 292772 152423 4.51 729167 0.21450915908152729 5.3714718301843059E-2 0.10810555058031973 0.40151570216425042 0.20903716158301186 1.3117708289047639E-2 1 0 0 0 0 0 0 4.51 Peer Median OSHC 526528 59559 24485 84407 24482 4.47 723016 0.72823837923365453 8.2375770384057898E-2 3.3865087356296404E-2 0.11674292131847705 3.3860938070526793E-2 4.9169036369872869E-3 1 0 0 0 0 0 0 4.47 Peer Median CNOB 90465 31574 42261 597126 193231 4.84 955579 9.4670351692534058E-2 3.3041747464102919E-2 4.422554283842571E-2 0.62488397087001701 0.20221352708671916 9.6486004820114295E-4 1 0 0 0 0 0 0 4.84 Peer Median ASRV 168436 55856 19228 371259 116083 4.6900000000000004 744897 0.22611985281186525 7.4984863679139535E-2 2.5812964745461454E-2 0.49840313493006416 0.15583765272245692 1.8841531111012663E-2 1 0 0 0 0 0 0 4.6900000000000004 16 FISI 117939 301429 60054 378459 257784 627749 1743414 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 1 NA hardcode hardcode FISI 117939 301429 NA 438513 257784 4.6500000000000004 1743414 Peer Median 0.20372486570266274 7.503915342036066E-2 3.2026326308239018E-2 0.43141064617581321 0.14308749528126347 1.9743944136223136E-2 0.90503243102456221 Peer Median 4.76 Weighted Peer Median 0.22510228221549083 8.2913220397429196E-2 3.5386937760874378E-2 0.47667976459962341 0.15810206394402693 2.1815731082555311E-2 1 FISI 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 Over Total FISI Over Total Small Peer Median Old National Bancorp Anchor BanCorp Wisconsin Inc. Pro Forma Deposits ($000) Deposits ($000) Deposits ($000) Noninterest-bearing Deposits $2,388,854 0.27708664271443195 Noninterest-bearing Deposits $,295,367 0.16141014123052644 Noninterest-bearing Deposits $2,684,221 0.25683275316299758 IB Demand, Savings & MMDA 5,248,706 0.60880502706950501 IB Demand, Savings & MMDA 1,132,238 0.61873769069181317 IB Demand, Savings & MMDA 6,380,944 0.61054414494891085 Retail Time Deposits ,674,858 7.8% Retail Time Deposits ,335,011 0.18307452363933646 Retail Time Deposits 1,009,869 9.7% Jumbo Time Deposits ,308,907 3.6% Jumbo Time Deposits 67,300 3.7% Jumbo Time Deposits ,376,207 3.6% Total $8,621,325 100.0% Total $1,829,916 100.0% Total $10,451,241 100.0% Cost of Interest-Bearing Deposits 2.3E-3 Cost of Interest-Bearing Deposits 2.8E-3 Cost of Interest-Bearing Deposits 2.3999999999999998E-3 允䅁䉁䄸䅁䍁䅁䅁䅁十䅁䅁䅕䅁䍁䅣睗䍂䡁䅕入求䡁䅉睘啂䝁䅅杣湂䝁䅕䅤時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁䅁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㍁䅁䅁杁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㑁䅁䅁杂䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊乂䍁䅑免硁䑁䅯䅊兂䍁䅑免硁䅁䅁允䅁䕁䄴䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䕂䝁䅕䅣療䡁䅍兡あ䡁䅍睊桁䍁䅑村歁䑁䅉䅁坁䅁䅁杗䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅑党睂䝁䄸督灂䡁䅑督湁䍁䅅䅊䑂䍁䅑睎㙁䍁䅑睑歁䑁䅙䅎䅁䉁䅣䅁奂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅒求䡁䅁睢穂䝁䅫䅤穂䍁䅣光歁䕁䅕䅊ぁ䑁䅯䅊䵂䍁䅑䅎䅁䉁䅧䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁睂䅁䙁䅙䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䩂䝁䄴䅣ㅂ䡁䅑睊桁䍁䅑杓歁䑁䅅睍㙁䍁䅑杓歁䑁䅧䅏䅁䅁䅫䅁坂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䄰䅊硁䑁䅅杏歁䙁䅁䅊硁䑁䅅䅁䥁䅁䅁杕䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅅村歁䑁䅑杏歁䕁䅅䅔歁䑁䅑䅁摁䅁䅁䅒䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅉䅊祁䅁䅁睇䅁䙁䅁䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䍁䅙䅒湁䍁䅅䅊䕂䍁䅑睎㙁䍁䅑䅒歁䑁䅉䅏䅁䉁䅷䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅔療䝁䅅杢穂䍁䅣光歁䕁䅉䅊祁䅁䅁䅄䅁䙁䅧䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑睑歁䑁䅙免㙁䍁䅑睑歁䑁䅅兎㑁䅁䅁兄䅁䙁䅉䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑兒歁䑁䅑杏歁䕁䅳䅊ぁ䅁䅁杄䅁䅁䄴䅁祁䑁䅁免穁䙁䅅杍䅁䉁䅅䅁䭁䅁䅁兑䍂䕁䅍睖䅁䅁䅳䅁奂䅁䅁睑療䝁䄴督あ䡁䅉兤橂䡁䅑兡療䝁䄴䅉流䍁䅁䅒求䡁䅙党獂䝁䄸䅣瑂䝁䅕杢あ䍁䅁䅔療䝁䅅杢穂䍁䅁䅋卂䝁䅕䅣療䡁䅉䅤求䝁䅑克䅁䉁䅕䅁䭁䅁䅁杒乂䕁䅉兓䅁䅁䅑䅁歁䅁䅁兓畂䡁䅍䅤灂䡁䅑兤あ䝁䅫睢畂䍁䅁杔桂䝁䄰党杁䅁䅁䅅䅁䅁䅧䅁乂䙁䅉兕䅁䅁䅕䅁䥁䅁䅁兔卂䙁䅫䅁婁䅁䅁䅃䅁䕁䄸杔䍂䅁䅁权䅁䑁䄴䅁偂䡁䅁䅤灂䝁䄸杢穂䑁䅯睑ㅂ䡁䅉杣㥁䍁䅷兔桂䝁䅣児獁䕁䅍睢畂䡁䅙兔求䡁䅑䅡療䝁䅑児䅁䅁䄸䅁煁䅁䅁睕佂䕁䅷䅉䩂䝁䄴督あ䝁䅫䅤ㅂ䡁䅑兡療䝁䄴䅉䱂䝁䅕入杁䅁䅁䅆䅁䉁䅉䅁呂䕁䄴䅔啂䝁䅅杙獂䝁䅕䅁䑁䅁䅁䅅䅁䙁䅑兡橂䝁䅳党祂䍁䅁䅁慁䅁䅁䅎䅁䙁䅑睢あ䝁䅅䅢杁䕁䅑党睂䝁䄸督灂䡁䅑督杁䍁䅧杕求䡁䅁睢祂䡁䅑党歂䍁䅫䅁敁䅁䅁杌䅁䙁䅫兡求䝁䅷䅚㙁䍁䅁䅖療䡁䅑兙獂䍁䅁䅔療䝁䅅杢穂䍁䅁䅋汁䍁䅫䅁呁䅁䅁权䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䈶䅯兑䅯充䅁䅁䅕䅁䅁䅁䅁䐸䬸䅁䄸䅁䉁䅁䅁允䅁䅁䅯杈䅁䅁杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䭁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䱁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅑䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁丰⽺䅑䅯睄䅁䅁䅅䅁䉁䅁䅁权允䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁杂睋䉂权剁䅁䅁权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䝁牁䕁䭅䉁䅫䅁䙁䅁䅁䅁䅁偁⽁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䕁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䅁㝄〯䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯䅆䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䘫䅕兑䅯充䅁䅁䅯杅䅁䅁䅯睄䅁䅁䅅䅁䉁䅁䅁权呁䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁睄杁䉂权湄睂䅱权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅯䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁偁䍁䕁䭅䉁䅅䅁䭁䉁䅉䅁䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯杇䅁䅁㴽 Loans Hold Co. Reg GAAP Deposits Loan Composition Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! #VALUE! Dom RE:Tot Cl-end 1-4 Family ($000) Dom RE:Rev 1-4 Fam (HE Lines) ($000) Dom RE:Multifamily Loans ($000) Dom RE:Constr & Land Dev ($000) Dom RE:Comm RE(Nonfarm/NonRes) ($000) DOM: Commercial & Industrial Loans ($000) Farm Loans Other Loans Agriculture Loans DOM: Consumer Loans Less Unearned Income State & Political Loans Total Domestic Loans ($000) Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Noninterest-bearing Deposits Total Transaction Accts NOW & Other Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Time 100k - 250k Total CDs >100k Retail Calc Jumbo Calc Total Deposits (Incl Dom & For) 1-4 Family Home Equity Multifamily Construction & Development Commercial RE C&I Consumer & Other Check Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k 131933 131166 209508 209505 209510 209503 209513 209516 209504 209524 209515 209520 209526 209527 132287 132471 132474 132475 132476 132288 208661 206880 - 208662 206918 206921 226725 206960 205658 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 1 Small Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Small Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Small Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Small Peers Community National Bank 4092760 CBNY 585239 CBNY NA NA NA NA NA NA NA NA NA NA NA NA 169896 228180 172422 76964 107672 585239 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.29030191084326235 0.39420988690090708 0.13150866569042732 0.1839795365654032 1 Small Peers Oneida Financial Corp. 1012901 ONFC 593688 ONFC 135519 26112 10881 11173 65315 50183 247 115 0 28169 0 327714 74678 NA NA NA NA 593688 NA NA NA NA NA NA NA NA 0.41352825939691318 7.9679232501510461E-2 3.3202731650158371E-2 3.4847458454628118E-2 0.19930488169562485 0.15313047352264475 8.6306962778520291E-2 1 0.12578660845427228 #VALUE! NA NA #VALUE! Small Peers Lyons Bancorp, Inc. LYBC 609179 LYBC 158450 43852 9602 14529 88964 68235 28727 6104 25107 28148 0 471718 120500 198595 285025 65000 60559 609179 NA NA NA 65000 60559 NA NA 609179 0.33589983846281041 9.2962320708558921E-2 2.0355381817102589E-2 0.14492345002734686 0.18859572880407363 0.14465210146740212 7.2611178712705476E-2 1 0.19780721265834836 0.59608095485891666 0.10670098608126675 9.9410846401468203E-2 1 Small Peers Solvay Bank Corporation 1012892 SOBS NA SOBS 200045 15401 6758 16583 50515 66267 0 1284 0 37776 0 394629 NA NA NA NA NA NA NA NA NA 109671 79847 NA NA 576580 0.50691915698035372 3.9026528714311413E-2 1.712494520169577E-2 4.2021747007949237E-2 0.12800630465576529 0.16792227636590318 9.8979041074021418E-2 1 NA #VALUE! NA NA #VALUE! Small Peers Katahdin Bankshares Corporation KTHN 529715 KTHN 123047 18663 32610 4458 169005 121063 5069 10812 5592 14857 0 505176 61721 80922 185449 132078 131266 529715 NA NA NA 132078 131266 NA NA 529715 0.24357253709598239 3.6943560264145567E-2 6.4551760178630818E-2 2.9928183444977594E-2 0.33454677181813863 0.23964519296245268 5.0811994235672321E-2 1 0.11651737254938976 0.38633982424511287 0.24933785148617654 0.24780495171932077 1 Small Peers Elmira Savings Bank 101745 ESBK 396993 ESBK NA NA NA NA NA NA NA NA NA NA NA NA 61018 132912 82744 104797 76539 396993 61542 33238 184477 156935 24401 52138 76539 399051 NA NA NA NA NA NA NA 0 0.15370044308086037 0.38952575990004856 0.26397694669679317 0.19279685032229787 1 Large Peers First Bancorp, Inc. FNLC 1027682 FNLC 375568 95013 14256 23400 237450 77328 93 0 13187 15058 0 851353 88540 227562 230711 197888 371521 1027682 NA NA NA 197888 371520 NA NA 1029370 0.44114251080339179 0.11160235530972464 1.6745110430103613E-2 4.3084361011237408E-2 0.27890898370006328 9.0829538393592313E-2 1.7687140351886937E-2 1 8.6155055746816617E-2 0.35977374323964029 0.19255761996415233 0.36151358104939074 1 Large Peers Cambridge Bancorp CATC 1246979 CATC 422566 42810 74779 19688 197561 43684 0 9113 0 21723 0 831924 352997 679987 434934 54033 78026 1246979 NA NA NA 54033 78026 NA NA 1246979 0.50793822512633369 5.1459027507320378E-2 8.9886816584207205E-2 2.3665623302128558E-2 0.23747481741120582 5.2509604242695247E-2 3.7065885826109118E-2 0.99999999999999989 0.28308175197818086 0.61101510129681413 4.3331122657238014E-2 6.2572024067766976E-2 1 Large Peers Bar Harbor Bankshares BHB 854719 BHB 374342 50557 1369 19928 289542 54808 391 16873 28233 16529 0 852572 62492 183480 247398 252005 171647 854719 NA NA NA 252005 171647 NA NA 854719 0.43907376737683151 5.9299390550006333E-2 1.6057294867764835E-3 5.694768301093632E-2 0.33961002707102744 6.4285479701421108E-2 3.9177922803000802E-2 1 7.3114087787916268E-2 0.43122359512307556 0.29483959055549253 0.20082272653351568 1 Large Peers Chemung Financial Corporation CHMG 1054968 CHMG 260089 35242 68678 20773 244255 136000 4014 811 737 165633 1246 934986 297523 386550 443453 141563 83402 1054968 NA NA NA 141563 83402 NA NA 1055040 0.27817421865140229 3.7692542989948515E-2 7.3453506255708637E-2 2.7298804474077686E-2 0.2612392057207274 0.14545672341617949 0.17935027904161133 1.0026652805496552 0.2820208764626036 0.50473568866543828 0.13418700851589813 7.9056426356060083E-2 1.0000000000000002 Large Peers Hingham Institution for Savings 101852 HIFS 891772 HIFS NA NA NA NA NA NA NA NA NA NA NA NA 90179 120107 406551 160811 204303 891772 90778 123808 406332 269532 95802 108502 204304 895474 NA NA NA NA NA NA NA 0 0.10112338131271222 0.48945133958007203 0.18032748280950736 0.22909779629770838 1 Large Peers New Hampshire Thrift Bancshares, Inc. 1002737 NHTB 912432 NHTB 498023 68331 15654 18020 217763 55154 98 42145 31 6452 0 921813 80267 NA NA NA NA 912432 NA NA NA NA NA NA NA NA 0.54026467407163925 7.4126748049767141E-2 1.6981752264287876E-2 1.9688374974099952E-2 0.23623337922116525 5.9832091758306727E-2 5.2718935402299598E-2 0.99984595574156576 8.7970391218194888E-2 #VALUE! NA NA #VALUE! Large Peers Adirondack Trust Company 1011886 ADKT 877968 ADKT NA NA NA NA NA NA NA NA NA NA NA NA 203904 NA NA 134105 77441 877968 203904 77795 588627 185992 25554 51887 77441 877968 NA NA NA NA NA NA NA 0 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 Large Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Large Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Large Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Salisbury Bancorp, Inc. 4017897 492040 SAL 219479 33561 4881 19075 92842 37769 4233 6094 456 3835 0 422225 90203 163809 238383 56276 33573 492040 NA NA NA 56276 33573 NA NA 492039 0.51981526437326075 7.9486056012789394E-2 1.1560187104032209E-2 5.6282787613239384E-2 0.21988750074012672 8.9452306234827403E-2 2.3515897921724198E-2 0.99999999999999989 0.18332452646126332 0.63407040078042443 0.11437281521827494 6.8232257540037394E-2 1 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP Deposits GAAP Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Int Cost: Total Deposits (%) Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k Int. Cost 131166 132287 132471 132474 132475 132476 132288 133831 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 TMP TMP 800209 1027386 1947749 480067 457708 3912910 0.32665882217165398 0.20450483144258366 0.5558333823164856 0.122687973911999 0.11697381232893167 1 0.32665882217165398 FFIC FFIC 173953 1395299 469274 NA NA 3070535 1.0235930417680501 5.6652342344249457E-2 NA NA NA 5.6652342344249457E-2 1.0235930417680501 STBA STBA 947747 1244775 1332770 636121 434962 3648628 0.32543169876780398 0.25975435149870035 0.44668790570044398 0.17434526073910522 0.11921248206175034 1 0.32543169876780398 TRST TRST 314985 906829 1863085 725255 397707 3892876 0.35369818099554101 8.0913186035208931E-2 0.6306209085519292 0.18630313423802863 0.1021627711748332 1 0.35369818099554101 WSFS WSFS 657616 1217248 1145469 449489 242266 3054472 0.236813358302122 0.2152961297402628 0.55823101341246539 0.14715767569648699 7.9315181150784814E-2 1 0.236813358302122 SASR SASR 877891 1318602 1120477 282751 204820 2926650 0.193037379559056 0.29996446449011671 0.53343857311260312 9.661250918285412E-2 6.9984453214426048E-2 1 0.193037379559056 DCOM DCOM 170432 260928 1471648 503932 371151 2607659 0.78494562393196998 6.5358238941518043E-2 0.59905992309577283 0.19325072795177589 0.14233111001093318 1 0.78494562393196998 TBBK TBBK 1815627 2963170 469238 12502 5747 3450657 0.27627276133007 0.52616849486923789 0.4685429470387813 3.6230781558410472E-3 1.6654799361396975E-3 1 0.27627276133007 PBNY NA NA NA NA NA NA NA NA NA NA NA 0 NA CUBI CUBI 265842 310807 1119887 421856 923159 2775709 0.76684385746648098 9.5774448978621321E-2 0.41965926543452498 0.15198134962995041 0.33258493595690325 1 0.76684385746648098 EGBN EGBN 767808 874821 1531804 278494 203117 2888236 0.37551160431212 0.26583977209618603 0.56741104258793262 9.642356095554519E-2 7.0325624360336209E-2 1 0.37551160431212 LBAI LBAI 600868 1542000 799000 194666 137382 2672859 0.248789741569656 0.2248034782231311 0.65096699825916737 7.2830628177543225E-2 5.1398895340158235E-2 1 0.248789741569656 SNBC SNBC 530702 1777891 272238 NA NA 2722038 0.43281425495639197 0.19496494905655248 NA NA NA 0.19496494905655248 0.43281425495639197 HVB NA NA NA NA NA NA NA NA NA NA NA 0 NA ORIT ORIT NA 361131 587500 274428 196644 1419703 0.59348947274819197 NA NA 0.19329958449055895 0.13851066032825177 0.33181024481881072 0.59348947274819197 NFBK NFBK 225085 339705 851163 NA NA 1533951 0.40355328668929902 0.14673545634769297 NA NA NA 0.14673545634769297 0.40355328668929902 METR METR 463805 NA NA 84662 105943 2168759 0.29119335811818398 0.21385732577939734 0.69825600723731873 3.9037071431173312E-2 4.8849595552110679E-2 1 0.29119335811818398 OCFC OCFC 219979 1076189 415361 157570 54626 1703746 0.26964043734531501 0.12911490327783601 0.74633836264325781 9.2484443103608163E-2 3.2062290975297961E-2 1 0.26964043734531501 UVSP UVSP 398906 NA NA 208817 90199 1873051 0.25495281717344498 0.21297124317490554 0.62738761517972541 0.11148495155764579 4.8156190087723184E-2 1 0.25495281717344498 FLIC FLIC 573208 NA NA 84840 158639 1766316 0.48842623329292001 0.32452177300098056 0.53763256404856219 4.8032175443125692E-2 8.9813487507331646E-2 1 0.48842623329292001 TSC TSC 86023 91264 949221 90186 742479 1873150 0.61963446520182797 4.5924245255318581E-2 0.50954915516643096 4.8146704748685369E-2 0.39637989482956515 1 0.61963446520182797 AROW AROW 261910 1016281 494586 181669 87369 1779905 0.41591121305956802 0.14714830285886044 0.70169868616583464 0.10206668333422289 4.9086327641081971E-2 0.99999999999999989 0.41591121305956802 BMTC BMTC 395742 658058 718372 103948 69338 1549715 0.177038332370337 0.25536437344931162 0.63281764711576005 6.7075559054406778E-2 4.4742420380521578E-2 1 0.177038332370337 CNND CNND 296055 494469 835653 201485 144220 1675827 0.26189239834736899 0.17666203014989018 0.61704877651452095 0.12023019082518661 8.6059002510402327E-2 1 0.26189239834736899 ESBF NA NA NA NA NA NA NA NA NA NA NA 0 NA CCNE CCNE 176700 176700 1170742 116930 82174 1546546 0.50853618963327496 0.11425460348415113 0.75700431800929291 7.5607191767978449E-2 5.3133886738577447E-2 1 0.50853618963327496 BDGE BDGE 472922 NA NA 38712 117887 1455107 0.36029069800018998 0.32500840144401749 0.56737133420428876 2.6604229104801227E-2 8.1016035246892493E-2 1 0.36029069800018998 PGC PGC 326916 679112 675262 102945 65607 1522926 0.21643237551814801 0.2146630893424894 0.67466048908482756 6.7596849748444765E-2 4.3079571824238341E-2 1 0.21643237551814801 SUBK SUBK 597735 695850 523803 72813 172988 1465454 0.205637976681975 0.40788383668132877 0.42438588996993426 4.9686308816243974E-2 0.118043964532493 1 0.205637976681975 CNBC NA NA NA NA NA NA NA NA NA NA NA 0 NA IBCA NA NA NA NA NA NA NA NA NA NA NA 0 NA ESSA ESSA 65625 155433 251062 405576 198429 1010500 0.70352885589470704 6.4943097476496778E-2 0.3373280554181099 0.40136170212765959 0.1963671449777338 1 0.70352885589470704 FUNC FUNC 162671 291691 320223 180997 179748 972659 0.52636468101202005 0.16724360747188891 0.46187101543295239 0.1860847429571926 0.18480063413796613 1 0.52636468101202005 FMAR NA NA NA NA NA NA NA NA NA NA NA 0 NA CHMG CHMG 297523 386550 446141 141563 83402 1057656 0.22285520591633801 0.28130412913083269 0.50599438758915949 0.13384597638551665 7.8855506894491209E-2 1 0.22285520591633801 CZNC CZNC 196449 357924 314992 197680 80173 950769 0.27923167723639503 0.20662116665562297 0.50113855205628277 0.20791590807020421 8.4324373217889936E-2 1 0.27923167723639503 PWOD PWOD 211096 373068 343743 NA NA 955361 0.39287855916957898 0.22095940696762795 NA NA NA 0.22095940696762795 0.39287855916957898 ORRF ORRF 119451 473590 207842 202481 151570 1035483 0.43615156554096302 0.11535776058129395 0.54272354060858552 0.19554256322894725 0.14637613558117324 1 0.43615156554096302 BCBP BCBP 102917 231067 327570 165187 228169 951993 0.58656316710351197 0.10810688734055818 0.47870099885188233 0.17351703216305162 0.2396750816445079 1 0.58656316710351197 OLBK OLBK 213570 NA NA 183431 217859 995539 0.43293199266483101 0.21452700496916746 0.38238481867611412 0.18425295242074896 0.21883522393396942 1 0.43293199266483101 FXCB FXCB 126702 205893 188021 248592 58108 700614 0.64699411411138996 0.18084423091745241 0.38139688901449298 0.35482020056693131 8.2938679501123297E-2 1 0.64699411411138996 CVLY CVLY 102977 187759 321646 236604 178841 924850 0.86184428492545595 0.11134454235822025 0.43945288425150025 0.25582959398821431 0.19337297940206519 1 0.86184428492545595 SHBI SHBI 158562 318487 210500 195031 198089 922107 0.74101000766233205 0.17195618295924442 0.40171585293246881 0.21150582307693142 0.21482214103135536 1 0.74101000766233205 CBNJ CBNJ 95094 NA NA 124585 128257 795082 0.40345060485550499 0.11960275795452545 0.562389791241658 0.15669452962084415 0.16131292118297233 1 0.40345060485550499 ACNB ACNB 132776 NA NA 174615 74796 826385 0.27020979257176397 0.16067087374528821 0.53751943706625849 0.2112998178814959 9.050987130695741E-2 1 0.27020979257176397 ADKT ADKT 203904 NA NA 134105 77441 877968 0.16689238787754401 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 0.16689238787754401 FRAF FRAF 118943 288595 458258 NA NA 881797 0.51149431611845397 0.13488705450347416 NA NA NA 0.13488705450347416 0.51149431611845397 OSHC OSHC 105306 NA NA 128535 74570 787028 0.38638130073427301 0.13380210106883109 0.60813211219931185 0.16331693408620787 9.4748852645649195E-2 1 0.38638130073427301 CNOB CNOB 219669 415623 714426 49721 101124 1280894 0.40108884837012698 0.1714966265748766 0.71073796894981167 3.8817419708422396E-2 7.894798476688937E-2 1.0000000000000002 0.40108884837012698 ASRV ASRV 159287 165024 369060 200758 105430 840272 0.612035671985944 0.18956599767694271 0.44604247196146007 0.23892025439381534 0.12547127596778185 1 0.612035671985944 Peer Median 0.18084423091745241 0.54017805232857385 0.14715767569648699 8.9813487507331646E-2 0.95799344644984485 0.39698370376985298 Peer Median 0.18877397500747975 0.56386403720231981 0.15361031564655003 9.3751672143650489E-2 1 FISI FISI 511802 987250 713459 392968 230559 2324236 0.28156961956815801 FISI Median 0.22020225140648367 0.51152593798564339 0.16907405272098014 9.9197757886892723E-2 1 0.28156961956815801 511802 1188907 392968 230559 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP GAAP Loan Comp #VALUE! #VALUE! #VALUE! 1-4 Family Home Equity #VALUE! CRE & Multi Family C&I #VALUE! Total Loans and Leases 1-4 Family Home Equity Construction & Development CRE & Multifamily C&I Consumer & Other Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Consumer Plug Check Yield on Loans and Leases #VALUE! 132455 132461 132460 132458 132466 133823 132470 132460 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 MRY 1 Peer Median TMP 671033 235587 64675 1297174 694336 5.0199999999999996 3055183 0.21963757981109477 7.7110601885386237E-2 2.1168944708058406E-2 0.42458144078439819 0.22726494615870801 3.0236486652354375E-2 1 0 0 0 0 0 0 5.0199999999999996 Peer Median FFIC 801572 NA 11450 2142488 NA 5.38 3288102 0.24377954211882721 NA 3.482252071255697E-3 0.65158805900790184 NA NA 0.89884985319798472 0 1 0 0 1 2 5.38 Peer Median STBA 463446 413585 170032 1501491 826696 4.28 3443233 0.13459617748784355 0.12011531023314426 4.9381496982632313E-2 0.43607011201391249 0.24009295914624423 1.9743944136223136E-2 1 0 0 0 0 0 0 4.28 Peer Median TRST 2163615 376290 35500 139362 27299 4.6399999999999997 2762426 0.78323003041529438 0.13621722355639571 1.2851022977629084E-2 5.0449134203051957E-2 9.8822556694731362E-3 7.3703331781557226E-3 0.99999999999999989 0 0 0 0 0 0 4.6399999999999997 Peer Median WSFS 233716 NA 125538 1456175 739629 4.55 2835560 8.2423225041967016E-2 NA 4.4272736249629706E-2 0.51354053520292287 0.26084053943489116 NA 0.90107703592941069 0 1 0 0 0 1 4.55 Peer Median SASR 565282 340270 280045 1060623 336394 4.57 2605458 0.216960703262152 0.13059891965251408 0.10748398170302496 0.40707737372853448 0.12911127333466899 8.7677483191055082E-3 1 0 0 0 0 0 0 4.57 Peer Median DCOM NA NA 338 NA NA 4.9654535263942101 3606764 NA NA 9.3712812925935823E-5 NA NA NA 9.3712812925935823E-5 1 1 0 1 1 4 4.9654535263942101 Peer Median TBBK 93960 44277 266911 651034 481537 4.1850543177445898 1967382 4.7758899898443716E-2 2.2505542899142108E-2 0.13566811122598457 0.33091387437721803 0.24476029566195076 0.21839327593726079 1 0 0 0 0 0 0 4.1850543177445898 Peer Median PBNY 369613 189516 106198 1210248 453145 4.7253830127110596 2336534 0.15818858189095472 8.1109883271546654E-2 4.5451082672026175E-2 0.5179672112624939 0.19393897114272679 3.3442697602517231E-3 1 0 0 0 0 0 0 4.7253830127110596 Peer Median CUBI 252165 44822 59228 1291382 196239 4.2296788200432101 1845272 0.13665465037132737 2.4290185945486629E-2 3.2097165079186155E-2 0.69983287016765006 0.10634692338040137 7.7820505594839134E-4 1 0 0 0 0 0 0 4.2296788200432101 Peer Median EGBN 78813 108565 544318 1315058 636623 NA 2691358 2.9283729626456236E-2 4.0338371929709835E-2 0.20224659818574861 0.48862247237268325 0.23654341042700378 2.9654174583983255E-3 1 0 0 0 0 0 0 NA Peer Median LBAI 445584 266512 51424 1343274 234022 4.49 2446632 0.18212138155635993 0.10893015377874564 2.1018281457938912E-2 0.54902985001422366 9.5650674069496358E-2 4.3249659123235536E-2 1 0 0 0 0 0 0 4.49 Peer Median SNBC 225147 223214 38947 1109592 527594 4.2 2158792 0.10429304907559413 0.10339764090287532 1.8041108175312862E-2 0.51398745224180931 0.24439316061945754 1.5887588984950844E-2 1 0 0 0 0 0 0 4.2 Peer Median HVB 221950 106972 72337 790739 261469 5.2444420920382004 1480117 0.14995436171599949 7.227266493121827E-2 4.8872487783060393E-2 0.53424087420116118 0.17665427800640085 1.8005333362159884E-2 1.0000000000000002 0 0 0 0 0 0 5.2444420920382004 Peer Median ORIT 128451 24637 44537 2101057 NA 5.2 2307163 5.5674869959339672E-2 1.0678482621297239E-2 1.9303794313622401E-2 0.91066690996691613 NA NA 0.99632405686117542 0 0 0 0 1 1 5.2 Peer Median NFBK 137274 40841 24091 1043539 14803 5.23 1332776 0.10299855339531924 3.0643559007665203E-2 1.8075805686777073E-2 0.78298153628216594 1.1106892681140717E-2 5.419365294693182E-2 1 0 0 0 0 0 0 5.23 Peer Median METR 235599 167113 111458 725805 321011 4.8499999999999996 1633866 0.14419725975079964 0.10228072559193961 6.8217344629241325E-2 0.44422553624348632 0.19647327259395814 4.460586119057499E-2 1.0000000000000002 0 0 0 0 0 0 4.8499999999999996 Peer Median OCFC 776858 NA 12879 477600 66924 4.58138176187882 1526500 0.50891451031772028 NA 8.4369472649852596E-3 0.31287258434326892 4.38414674091058E-2 NA 0.8740655093350802 0 1 0 0 0 1 4.58138176187882 Peer Median UVSP 158399 102192 84027 580400 543844 4.76 1499993 0.10559982613252195 6.8128317932150351E-2 5.6018261418553289E-2 0.3869351390306488 0.36256435863367364 2.0754096852451977E-2 1 0 0 0 0 0 0 4.76 Peer Median FLIC 535322 80116 1038 585520 64030 4.1235303647709998 1273291 0.42042392508860899 6.2920416464107579E-2 8.1521034861630219E-4 0.45984774886494917 5.0287012159828351E-2 5.7056870738896297E-3 1 0 0 0 0 0 0 4.1235303647709998 Peer Median TSC 100880 34309 46062 463439 908502 4 1734565 5.8158673788529111E-2 1.9779598919613853E-2 2.6555361142418993E-2 0.26717880275458111 0.52376359490708047 0.10456396848777648 1 0 0 0 0 0 0 4 Peer Median AROW 324976 104755 45139 259799 87549 4.3 1204734 0.26974917284645406 8.6952804519503893E-2 3.7468021986596212E-2 0.21564843359612992 7.2670813640189458E-2 0.31751075341112645 1 0 0 0 0 0 0 4.3 Peer Median BMTC 280687 183006 28718 587261 332843 5.13 1430919 0.19615855265042956 0.12789403173764552 2.0069619594120982E-2 0.41040827607991787 0.23260785551103871 1.2861664426847361E-2 0.99999999999999989 0 0 0 0 0 0 5.13 Peer Median CNND 292382 99176 46792 493750 201741 4.5463871107212803 1461048 0.20011799749221107 6.7880042271027369E-2 3.2026326308239018E-2 0.3379423537077495 0.13807965241388373 0.22395362780688929 1 0 0 0 0 0 0 4.5463871107212803 Peer Median ESBF 331072 80427 60836 122236 52825 4.72 689095 0.48044464115978203 0.11671395090662391 8.8283908604764219E-2 0.17738628200756065 7.6658515879523145E-2 6.0512701441746058E-2 1 0 0 0 0 0 0 4.72 Peer Median CCNE 374987 NA NA 283654 263749 5.1832048801764703 982947 0.38149259319169804 NA NA 0.28857507068031135 0.2683247418222956 NA 0.93839240569430493 0 1 1 0 0 2 5.1832048801764703 Peer Median BDGE 79334 67606 52279 485818 205565 5.0899497373149298 900943 8.8056625113908424E-2 7.503915342036066E-2 5.8026978399299399E-2 0.53923278165211341 0.22816648778002604 1.1477973634292069E-2 1 0 0 0 0 0 0 5.0899497373149298 Peer Median PGC 532356 47583 9179 534371 106598 4.0397854124037798 1252184 0.4251419919117318 3.8000006388837423E-2 7.3303923385061621E-3 0.42675118033771392 8.5129661455504949E-2 1.7646767567705706E-2 0.99999999999999989 0 0 0 0 0 0 4.0397854124037798 Peer Median SUBK 150616 60951 10294 481840 179785 5.1850503551704197 895451 0.16820127511164765 6.8067376104331778E-2 1.1495883080146206E-2 0.53809756201065162 0.20077592185390378 1.3361981839318958E-2 1 0 0 0 0 0 0 5.1850503551704197 Peer Median CNBC 114438 38913 38564 516301 182301 4.45 903407 0.12667380261609662 4.3073609126340617E-2 4.2687293766818277E-2 0.5715043164376632 0.20179276892917589 1.4268209123905393E-2 0.99999999999999989 0 0 0 0 0 0 4.45 Peer Median IBCA 59162 0 5942 993236 1157 5.53 1056191 5.6014489803454109E-2 0 5.6258763803137875E-3 0.94039430368181509 1.0954458047834151E-3 -3.1301156703664396E-3 1 0 0 0 0 0 0 5.53 Peer Median ESSA 688724 43402 5097 164186 11111 4.67 950978 0.72422705888043681 4.5639331298936464E-2 5.3597454410091502E-3 0.17264963017020374 1.1683761348842981E-2 4.0440472860570904E-2 1 0 0 0 0 0 0 4.67 Peer Median FUNC 269303 77333 118356 285984 63844 4.88 841850 0.31989428045376256 9.1860782799786184E-2 0.14059036645483161 0.33970897428282948 7.5837738314426556E-2 3.2107857694363605E-2 0.99999999999999989 0 0 0 0 0 0 4.88 Peer Median FMAR 107446 95471 66361 247730 49084 4.8836906445785697 582120 0.18457706314849173 0.16400570329141759 0.11399883185597472 0.42556517556517559 8.4319384319384322E-2 2.7533841819556107E-2 1 0 0 0 0 0 0 4.8836906445785697 Peer Median CHMG 198072 90494 19275 323413 135329 NA 934040 0.21205944070917734 9.6884501734401093E-2 2.0636161192240161E-2 0.34625176651963513 0.14488565800179865 0.17928247184274762 1 0 0 0 0 0 0 NA Peer Median CZNC 304806 57873 35084 172699 49416 5.78087956197741 654970 0.46537398659480589 8.8359772203307027E-2 5.3565812174603419E-2 0.26367467212238727 7.5447730430401386E-2 5.3578026474495014E-2 1 0 0 0 0 0 0 5.78087956197741 Peer Median PWOD 236213 98221 16359 296529 118953 4.78 786961 0.30015845766181554 0.12481050522198686 2.0787561264154132E-2 0.37680266239368915 0.15115488569319191 2.6285927765162441E-2 1 0 0 0 0 0 0 4.78 Peer Median ORRF 183375 92879 24728 259614 40929 4.84 672755 0.27257322502248216 0.13805768816285274 3.6756322881286649E-2 0.3858967974968599 6.0837897897451525E-2 0.10587806853906698 1 0 0 0 0 0 0 4.84 Peer Median BCBP 198160 56297 26412 620559 54811 5.3744757035842303 955763 0.20733173391311444 5.890267775588718E-2 2.7634465866538043E-2 0.64928125487176214 5.734789900843619E-2 -4.9803141573800198E-4 1.0000000000000002 0 0 0 0 0 0 5.3744757035842303 Peer Median OLBK 171459 NA 86401 408641 112744 5.28 791410 0.21665002969383759 NA 0.10917350046120215 0.51634550991268746 0.1424596606057543 NA 0.98462870067348152 0 1 0 0 0 1 5.28 Peer Median FXCB 140439 NA 7281 400969 138527 4.6500000000000004 711610 0.19735388766318629 NA 1.0231728053287615E-2 0.56346734868818593 0.19466702266691024 NA 0.96571998707157014 0 1 0 0 0 1 4.6500000000000004 Peer Median CVLY 81946 93234 105862 367464 93143 5.4 768600 0.10661722612542285 0.12130366900858704 0.1377335415040333 0.47809523809523807 0.12118527192297684 3.5065053343741867E-2 1 0 0 0 0 0 0 5.4 Peer Median SHBI 194634 65278 104516 349773 56448 5.19 782188 0.2488327614333127 8.345563982060579E-2 0.13362005042266054 0.4471725467534659 7.2166793660859027E-2 1.4752207909096022E-2 1 0 0 0 0 0 0 5.19 Peer Median CBNJ NA 42598 2902 NA NA 4.9800000000000004 743507 NA 5.7293340883138963E-2 3.9031239786579009E-3 NA NA NA 6.1196464861796862E-2 1 0 0 1 1 3 4.9800000000000004 Peer Median ACNB 334799 52897 14523 237473 32321 NA 700596 0.47787740723612465 7.5502857566985826E-2 2.0729493174382954E-2 0.33895854386836349 4.6133577696703947E-2 4.0798120457439094E-2 1 0 0 0 0 0 0 NA Peer Median ADKT 122294 34515 16427 223540 77464 4.33937214873764 539010 0.22688632863954286 6.4034062447821005E-2 3.0476243483423312E-2 0.41472328899278305 0.14371532995677261 0.12016474647965715 1 0 0 0 0 0 0 4.33937214873764 Peer Median FRAF 156413 39167 78827 292772 152423 4.51 729167 0.21450915908152729 5.3714718301843059E-2 0.10810555058031973 0.40151570216425042 0.20903716158301186 1.3117708289047639E-2 1 0 0 0 0 0 0 4.51 Peer Median OSHC 526528 59559 24485 84407 24482 4.47 723016 0.72823837923365453 8.2375770384057898E-2 3.3865087356296404E-2 0.11674292131847705 3.3860938070526793E-2 4.9169036369872869E-3 1 0 0 0 0 0 0 4.47 Peer Median CNOB 90465 31574 42261 597126 193231 4.84 955579 9.4670351692534058E-2 3.3041747464102919E-2 4.422554283842571E-2 0.62488397087001701 0.20221352708671916 9.6486004820114295E-4 1 0 0 0 0 0 0 4.84 Peer Median ASRV 168436 55856 19228 371259 116083 4.6900000000000004 744897 0.22611985281186525 7.4984863679139535E-2 2.5812964745461454E-2 0.49840313493006416 0.15583765272245692 1.8841531111012663E-2 1 0 0 0 0 0 0 4.6900000000000004 16 FISI 117939 301429 60054 378459 257784 627749 1743414 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 1 NA hardcode hardcode FISI 117939 301429 NA 438513 257784 4.6500000000000004 1743414 Peer Median 0.20372486570266274 7.503915342036066E-2 3.2026326308239018E-2 0.43141064617581321 0.14308749528126347 1.9743944136223136E-2 0.90503243102456221 Peer Median 4.76 Weighted Peer Median 0.22510228221549083 8.2913220397429196E-2 3.5386937760874378E-2 0.47667976459962341 0.15810206394402693 2.1815731082555311E-2 1 FISI 6.7648303845214044E-2 0.17289582394084252 3.4446207269185632E-2 0.21707924795831626 0.14786160946281263 0.36006880752362891 Over Total FISI Over Total Small Peer Median Old National Bancorp Anchor BanCorp Wisconsin Inc. Pro Forma Deposits ($000) Deposits ($000) Deposits ($000) Noninterest-bearing Deposits $2,388,854 0.27708664271443195 Noninterest-bearing Deposits $,295,367 0.16141014123052644 Noninterest-bearing Deposits $2,684,221 0.25683275316299758 IB Demand, Savings & MMDA 5,248,706 0.60880502706950501 IB Demand, Savings & MMDA 1,132,238 0.61873769069181317 IB Demand, Savings & MMDA 6,380,944 0.61054414494891085 Retail Time Deposits ,674,858 7.8% Retail Time Deposits ,335,011 0.18307452363933646 Retail Time Deposits 1,009,869 9.7% Jumbo Time Deposits ,308,907 3.6% Jumbo Time Deposits 67,300 3.7% Jumbo Time Deposits ,376,207 3.6% Total $8,621,325 100.0% Total $1,829,916 100.0% Total $10,451,241 100.0% Cost of Interest-Bearing Deposits 2.3E-3 Cost of Interest-Bearing Deposits 2.8E-3 Cost of Interest-Bearing Deposits 2.3999999999999998E-3 允䅁䉁䄸䅁䍁䅁䅁䅁十䅁䅁䅕䅁䍁䅣睗䍂䡁䅕入求䡁䅉睘啂䝁䅅杣湂䝁䅕䅤時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁䅁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㍁䅁䅁杁䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊䭂䍁䅑免穁䑁䅯䅊䭂䍁䅑䅏㑁䅁䅁杂䅁䙁䄴䅁湁䙁䅳村ㅂ䡁䅫党祂䙁䄸䅖桂䡁䅉睚求䡁䅑睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅫杢睂䡁䅕䅤湁䍁䅅䅊乂䍁䅑免硁䑁䅯䅊兂䍁䅑免硁䅁䅁允䅁䕁䄴䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䕂䝁䅕䅣療䡁䅍兡あ䡁䅍睊桁䍁䅑村歁䑁䅉䅁坁䅁䅁杗䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅑党睂䝁䄸督灂䡁䅑督湁䍁䅅䅊䑂䍁䅑睎㙁䍁䅑睑歁䑁䅙䅎䅁䉁䅣䅁奂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅒求䡁䅁睢穂䝁䅫䅤穂䍁䅣光歁䕁䅕䅊ぁ䑁䅯䅊䵂䍁䅑䅎䅁䉁䅧䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䅫䅊㕁䅁䅁睂䅁䙁䅙䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䩂䝁䄴䅣ㅂ䡁䅑睊桁䍁䅑杓歁䑁䅅睍㙁䍁䅑杓歁䑁䅧䅏䅁䅁䅫䅁坂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰兓畂䡁䅁兤あ䍁䅣光歁䕁䄰䅊硁䑁䅅杏歁䙁䅁䅊硁䑁䅅䅁䥁䅁䅁杕䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅅村歁䑁䅑杏歁䕁䅅䅔歁䑁䅑䅁摁䅁䅁䅒䅁䍁䅣睗偂䕁䄴村時䕁䅅村䑂䙁䅣睘䵂䍁䅙䅒䑂䝁䄸兢睂䍁䄴䅥獂䡁䅍䅥摂䕁䅷杊䕂䍁䅣光歁䕁䅉䅊祁䅁䅁睇䅁䙁䅁䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䍁䅙䅒湁䍁䅅䅊䕂䍁䅑睎㙁䍁䅑䅒歁䑁䅉䅏䅁䉁䅷䅁䥂䅁䅁睊扂䕁䄸杔䍂䙁䄸兑䍂䕁䅍睖時䕁䅷杊䕂䕁䅍睢瑂䡁䅁杌㑂䝁䅷督㑂䙁䄰䅔療䝁䅅杢穂䍁䅣光歁䕁䅉䅊祁䅁䅁䅄䅁䙁䅧䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑睑歁䑁䅙免㙁䍁䅑睑歁䑁䅅兎㑁䅁䅁兄䅁䙁䅉䅁湁䙁䅳睔佂䕁䅉睘䉂䕁䅉睑塂䙁䄸䅔流䕁䅑睑療䝁䄰䅣畁䡁䅧䅢穂䡁䅧兘䵂䝁䄸兙畂䡁䅍睊桁䍁䅑兒歁䑁䅑杏歁䕁䅳䅊ぁ䅁䅁杄䅁䅁䄴䅁祁䑁䅁免穁䙁䅅杍䅁䉁䅅䅁䭁䅁䅁兑䍂䕁䅍睖䅁䅁䅳䅁奂䅁䅁睑療䝁䄴督あ䡁䅉兤橂䡁䅑兡療䝁䄴䅉流䍁䅁䅒求䡁䅙党獂䝁䄸䅣瑂䝁䅕杢あ䍁䅁䅔療䝁䅅杢穂䍁䅁䅋卂䝁䅕䅣療䡁䅉䅤求䝁䅑克䅁䉁䅕䅁䭁䅁䅁杒乂䕁䅉兓䅁䅁䅑䅁歁䅁䅁兓畂䡁䅍䅤灂䡁䅑兤あ䝁䅫睢畂䍁䅁杔桂䝁䄰党杁䅁䅁䅅䅁䅁䅧䅁乂䙁䅉兕䅁䅁䅕䅁䥁䅁䅁兔卂䙁䅫䅁婁䅁䅁䅃䅁䕁䄸杔䍂䅁䅁权䅁䑁䄴䅁偂䡁䅁䅤灂䝁䄸杢穂䑁䅯睑ㅂ䡁䅉杣㥁䍁䅷兔桂䝁䅣児獁䕁䅍睢畂䡁䅙兔求䡁䅑䅡療䝁䅑児䅁䅁䄸䅁煁䅁䅁睕佂䕁䅷䅉䩂䝁䄴督あ䝁䅫䅤ㅂ䡁䅑兡療䝁䄴䅉䱂䝁䅕入杁䅁䅁䅆䅁䉁䅉䅁呂䕁䄴䅔啂䝁䅅杙獂䝁䅕䅁䑁䅁䅁䅅䅁䙁䅑兡橂䝁䅳党祂䍁䅁䅁慁䅁䅁䅎䅁䙁䅑睢あ䝁䅅䅢杁䕁䅑党睂䝁䄸督灂䡁䅑督杁䍁䅧杕求䡁䅁睢祂䡁䅑党歂䍁䅫䅁敁䅁䅁杌䅁䙁䅫兡求䝁䅷䅚㙁䍁䅁䅖療䡁䅑兙獂䍁䅁䅔療䝁䅅杢穂䍁䅁䅋汁䍁䅫䅁呁䅁䅁权䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䈶䅯兑䅯充䅁䅁䅕䅁䅁䅁䅁䐸䬸䅁䄸䅁䉁䅁䅁允䅁䅁䅯杈䅁䅁杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䭁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅕䅁䑁䅁䅁䅁䙁䅁䅁䅁䅁偁⽁权䱁䅁䅁兂䅁䅁䅁佁楂䅑䅯兂䅁䅁䅅䅁䉁䅁䅁睂䅁䅁䅁䭯歔䅑杷允䅁䅁䅑䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁丰⽺䅑䅯睄䅁䅁䅅䅁䉁䅁䅁权允䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁杂睋䉂权剁䅁䅁权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䝁牁䕁䭅䉁䅫䅁䙁䅁䅁䅁䅁偁⽁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅕䅁䵁䅉䅅䅁䕁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁䅁㝄〯䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯䅆䅁䅁杷允䅁䅁䅙䅁䑁䅁䅍䅁䙁䅁䅁䅁䅁偁⽁兂䅁䅁䅁䘫䅕兑䅯充䅁䅁䅯杅䅁䅁䅯睄䅁䅁䅅䅁䉁䅁䅁权呁䅁䅁䍄䉁䅁䅁杂䅁䅁䅍睁䅁䅁䅕䅁䅁䅁䅁䐸䘸䅁䅁䅁睄杁䉂权湄睂䅱权十䅁䅁权偁䅁䅁允䅁䅁䅅䅁䭁䉁䅯䅁䵁䅉䅅䅁䝁䅁䅁睁䑁䅁䅁兂䅁䅁䅁䅁睄睐䅕䅁䅁偁䍁䕁䭅䉁䅅䅁䭁䉁䅉䅁䭁䅁䄸䅁䉁䅁䅁允䅁䅁䅯杇䅁䅁㴽 Loans Hold Co. Reg GAAP Deposits Loan Composition Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! #VALUE! Dom RE:Tot Cl-end 1-4 Family ($000) Dom RE:Rev 1-4 Fam (HE Lines) ($000) Dom RE:Multifamily Loans ($000) Dom RE:Constr & Land Dev ($000) Dom RE:Comm RE(Nonfarm/NonRes) ($000) DOM: Commercial & Industrial Loans ($000) Farm Loans Other Loans Agriculture Loans DOM: Consumer Loans Less Unearned Income State & Political Loans Total Domestic Loans ($000) Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Noninterest-bearing Deposits Total Transaction Accts NOW & Other Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Time 100k - 250k Total CDs >100k Retail Calc Jumbo Calc Total Deposits (Incl Dom & For) 1-4 Family Home Equity Multifamily Construction & Development Commercial RE C&I Consumer & Other Check Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k 131933 131166 209508 209505 209510 209503 209513 209516 209504 209524 209515 209520 209526 209527 132287 132471 132474 132475 132476 132288 208661 206880 - 208662 206918 206921 226725 206960 205658 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 1 Small Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Small Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Small Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Small Peers Community National Bank 4092760 CBNY 585239 CBNY NA NA NA NA NA NA NA NA NA NA NA NA 169896 228180 172422 76964 107672 585239 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.29030191084326235 0.39420988690090708 0.13150866569042732 0.1839795365654032 1 Small Peers Oneida Financial Corp. 1012901 ONFC 593688 ONFC 135519 26112 10881 11173 65315 50183 247 115 0 28169 0 327714 74678 NA NA NA NA 593688 NA NA NA NA NA NA NA NA 0.41352825939691318 7.9679232501510461E-2 3.3202731650158371E-2 3.4847458454628118E-2 0.19930488169562485 0.15313047352264475 8.6306962778520291E-2 1 0.12578660845427228 #VALUE! NA NA #VALUE! Small Peers Lyons Bancorp, Inc. LYBC 609179 LYBC 158450 43852 9602 14529 88964 68235 28727 6104 25107 28148 0 471718 120500 198595 285025 65000 60559 609179 NA NA NA 65000 60559 NA NA 609179 0.33589983846281041 9.2962320708558921E-2 2.0355381817102589E-2 0.14492345002734686 0.18859572880407363 0.14465210146740212 7.2611178712705476E-2 1 0.19780721265834836 0.59608095485891666 0.10670098608126675 9.9410846401468203E-2 1 Small Peers Solvay Bank Corporation 1012892 SOBS NA SOBS 200045 15401 6758 16583 50515 66267 0 1284 0 37776 0 394629 NA NA NA NA NA NA NA NA NA 109671 79847 NA NA 576580 0.50691915698035372 3.9026528714311413E-2 1.712494520169577E-2 4.2021747007949237E-2 0.12800630465576529 0.16792227636590318 9.8979041074021418E-2 1 NA #VALUE! NA NA #VALUE! Small Peers Katahdin Bankshares Corporation KTHN 529715 KTHN 123047 18663 32610 4458 169005 121063 5069 10812 5592 14857 0 505176 61721 80922 185449 132078 131266 529715 NA NA NA 132078 131266 NA NA 529715 0.24357253709598239 3.6943560264145567E-2 6.4551760178630818E-2 2.9928183444977594E-2 0.33454677181813863 0.23964519296245268 5.0811994235672321E-2 1 0.11651737254938976 0.38633982424511287 0.24933785148617654 0.24780495171932077 1 Small Peers Elmira Savings Bank 101745 ESBK 396993 ESBK NA NA NA NA NA NA NA NA NA NA NA NA 61018 132912 82744 104797 76539 396993 61542 33238 184477 156935 24401 52138 76539 399051 NA NA NA NA NA NA NA 0 0.15370044308086037 0.38952575990004856 0.26397694669679317 0.19279685032229787 1 Large Peers First Bancorp, Inc. FNLC 1027682 FNLC 375568 95013 14256 23400 237450 77328 93 0 13187 15058 0 851353 88540 227562 230711 197888 371521 1027682 NA NA NA 197888 371520 NA NA 1029370 0.44114251080339179 0.11160235530972464 1.6745110430103613E-2 4.3084361011237408E-2 0.27890898370006328 9.0829538393592313E-2 1.7687140351886937E-2 1 8.6155055746816617E-2 0.35977374323964029 0.19255761996415233 0.36151358104939074 1 Large Peers Cambridge Bancorp CATC 1246979 CATC 422566 42810 74779 19688 197561 43684 0 9113 0 21723 0 831924 352997 679987 434934 54033 78026 1246979 NA NA NA 54033 78026 NA NA 1246979 0.50793822512633369 5.1459027507320378E-2 8.9886816584207205E-2 2.3665623302128558E-2 0.23747481741120582 5.2509604242695247E-2 3.7065885826109118E-2 0.99999999999999989 0.28308175197818086 0.61101510129681413 4.3331122657238014E-2 6.2572024067766976E-2 1 Large Peers Bar Harbor Bankshares BHB 854719 BHB 374342 50557 1369 19928 289542 54808 391 16873 28233 16529 0 852572 62492 183480 247398 252005 171647 854719 NA NA NA 252005 171647 NA NA 854719 0.43907376737683151 5.9299390550006333E-2 1.6057294867764835E-3 5.694768301093632E-2 0.33961002707102744 6.4285479701421108E-2 3.9177922803000802E-2 1 7.3114087787916268E-2 0.43122359512307556 0.29483959055549253 0.20082272653351568 1 Large Peers Chemung Financial Corporation CHMG 1054968 CHMG 260089 35242 68678 20773 244255 136000 4014 811 737 165633 1246 934986 297523 386550 443453 141563 83402 1054968 NA NA NA 141563 83402 NA NA 1055040 0.27817421865140229 3.7692542989948515E-2 7.3453506255708637E-2 2.7298804474077686E-2 0.2612392057207274 0.14545672341617949 0.17935027904161133 1.0026652805496552 0.2820208764626036 0.50473568866543828 0.13418700851589813 7.9056426356060083E-2 1.0000000000000002 Large Peers Hingham Institution for Savings 101852 HIFS 891772 HIFS NA NA NA NA NA NA NA NA NA NA NA NA 90179 120107 406551 160811 204303 891772 90778 123808 406332 269532 95802 108502 204304 895474 NA NA NA NA NA NA NA 0 0.10112338131271222 0.48945133958007203 0.18032748280950736 0.22909779629770838 1 Large Peers New Hampshire Thrift Bancshares, Inc. 1002737 NHTB 912432 NHTB 498023 68331 15654 18020 217763 55154 98 42145 31 6452 0 921813 80267 NA NA NA NA 912432 NA NA NA NA NA NA NA NA 0.54026467407163925 7.4126748049767141E-2 1.6981752264287876E-2 1.9688374974099952E-2 0.23623337922116525 5.9832091758306727E-2 5.2718935402299598E-2 0.99984595574156576 8.7970391218194888E-2 #VALUE! NA NA #VALUE! Large Peers Adirondack Trust Company 1011886 ADKT 877968 ADKT NA NA NA NA NA NA NA NA NA NA NA NA 203904 NA NA 134105 77441 877968 203904 77795 588627 185992 25554 51887 77441 877968 NA NA NA NA NA NA NA 0 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 Large Peers Centrix Bank & Trust 4050693 CXBT 724191 CXBT NA NA NA NA NA NA NA NA NA NA NA NA 159669 188536 271316 138835 125504 724191 NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA 0 0.22047912774392392 0.41450805105282995 0.19171047417048817 0.17330234703275793 0.99999999999999989 Large Peers Northway Financial, Inc. 100665 NWYF 666124 NWYF 155874 25832 2196 37439 265789 86747 0 63487 0 7425 821 643968 NA NA NA NA NA 666124 NA NA NA 103174 72963 NA NA 666192 0.24205240011926057 4.0113794474259591E-2 3.410107334525939E-3 5.8137982011528526E-2 0.41273634714768437 0.13470700407473662 0.11139218097793679 1.0025498161399324 NA #VALUE! NA NA #VALUE! Large Peers Evans Bancorp, Inc. EVBN 692414 EVBN 94925 48131 76864 27294 246198 99228 31 0 50 1226 0 594284 132820 200556 379782 66102 45921 692414 NA NA NA 66102 45921 NA NA 692414 0.15973002806738865 8.0989897086241588E-2 0.12933883463125376 4.6063834799523459E-2 0.41427667579810329 0.16697067395386717 2.0629867201540004E-3 0.99943293105653197 0.19182165583018251 0.64639218733301174 9.5466007330874306E-2 6.6320149505931417E-2 1 Salisbury Bancorp, Inc. 4017897 492040 SAL 219479 33561 4881 19075 92842 37769 4233 6094 456 3835 0 422225 90203 163809 238383 56276 33573 492040 NA NA NA 56276 33573 NA NA 492039 0.51981526437326075 7.9486056012789394E-2 1.1560187104032209E-2 5.6282787613239384E-2 0.21988750074012672 8.9452306234827403E-2 2.3515897921724198E-2 0.99999999999999989 0.18332452646126332 0.63407040078042443 0.11437281521827494 6.8232257540037394E-2 1 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040 GAAP Deposits GAAP Deposit Composition #VALUE! #VALUE! #VALUE! #VALUE! Noninterest-bearing Deposits Total Transaction Accts MMDAs & Savings Deposits Retail Time Deposits Jumbo Time Dep Total Deposits (Incl Dom & For) Int Cost: Total Deposits (%) Noninterest-bearing Deposits IB Demand, Savings, & MMDA Retail Time Dep <100k Jumbo Time Dep >100k Int. Cost 131166 132287 132471 132474 132475 132476 132288 133831 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 2013Q2 TMP TMP 800209 1027386 1947749 480067 457708 3912910 0.32665882217165398 0.20450483144258366 0.5558333823164856 0.122687973911999 0.11697381232893167 1 0.32665882217165398 FFIC FFIC 173953 1395299 469274 NA NA 3070535 1.0235930417680501 5.6652342344249457E-2 NA NA NA 5.6652342344249457E-2 1.0235930417680501 STBA STBA 947747 1244775 1332770 636121 434962 3648628 0.32543169876780398 0.25975435149870035 0.44668790570044398 0.17434526073910522 0.11921248206175034 1 0.32543169876780398 TRST TRST 314985 906829 1863085 725255 397707 3892876 0.35369818099554101 8.0913186035208931E-2 0.6306209085519292 0.18630313423802863 0.1021627711748332 1 0.35369818099554101 WSFS WSFS 657616 1217248 1145469 449489 242266 3054472 0.236813358302122 0.2152961297402628 0.55823101341246539 0.14715767569648699 7.9315181150784814E-2 1 0.236813358302122 SASR SASR 877891 1318602 1120477 282751 204820 2926650 0.193037379559056 0.29996446449011671 0.53343857311260312 9.661250918285412E-2 6.9984453214426048E-2 1 0.193037379559056 DCOM DCOM 170432 260928 1471648 503932 371151 2607659 0.78494562393196998 6.5358238941518043E-2 0.59905992309577283 0.19325072795177589 0.14233111001093318 1 0.78494562393196998 TBBK TBBK 1815627 2963170 469238 12502 5747 3450657 0.27627276133007 0.52616849486923789 0.4685429470387813 3.6230781558410472E-3 1.6654799361396975E-3 1 0.27627276133007 PBNY NA NA NA NA NA NA NA NA NA NA NA 0 NA CUBI CUBI 265842 310807 1119887 421856 923159 2775709 0.76684385746648098 9.5774448978621321E-2 0.41965926543452498 0.15198134962995041 0.33258493595690325 1 0.76684385746648098 EGBN EGBN 767808 874821 1531804 278494 203117 2888236 0.37551160431212 0.26583977209618603 0.56741104258793262 9.642356095554519E-2 7.0325624360336209E-2 1 0.37551160431212 LBAI LBAI 600868 1542000 799000 194666 137382 2672859 0.248789741569656 0.2248034782231311 0.65096699825916737 7.2830628177543225E-2 5.1398895340158235E-2 1 0.248789741569656 SNBC SNBC 530702 1777891 272238 NA NA 2722038 0.43281425495639197 0.19496494905655248 NA NA NA 0.19496494905655248 0.43281425495639197 HVB NA NA NA NA NA NA NA NA NA NA NA 0 NA ORIT ORIT NA 361131 587500 274428 196644 1419703 0.59348947274819197 NA NA 0.19329958449055895 0.13851066032825177 0.33181024481881072 0.59348947274819197 NFBK NFBK 225085 339705 851163 NA NA 1533951 0.40355328668929902 0.14673545634769297 NA NA NA 0.14673545634769297 0.40355328668929902 METR METR 463805 NA NA 84662 105943 2168759 0.29119335811818398 0.21385732577939734 0.69825600723731873 3.9037071431173312E-2 4.8849595552110679E-2 1 0.29119335811818398 OCFC OCFC 219979 1076189 415361 157570 54626 1703746 0.26964043734531501 0.12911490327783601 0.74633836264325781 9.2484443103608163E-2 3.2062290975297961E-2 1 0.26964043734531501 UVSP UVSP 398906 NA NA 208817 90199 1873051 0.25495281717344498 0.21297124317490554 0.62738761517972541 0.11148495155764579 4.8156190087723184E-2 1 0.25495281717344498 FLIC FLIC 573208 NA NA 84840 158639 1766316 0.48842623329292001 0.32452177300098056 0.53763256404856219 4.8032175443125692E-2 8.9813487507331646E-2 1 0.48842623329292001 TSC TSC 86023 91264 949221 90186 742479 1873150 0.61963446520182797 4.5924245255318581E-2 0.50954915516643096 4.8146704748685369E-2 0.39637989482956515 1 0.61963446520182797 AROW AROW 261910 1016281 494586 181669 87369 1779905 0.41591121305956802 0.14714830285886044 0.70169868616583464 0.10206668333422289 4.9086327641081971E-2 0.99999999999999989 0.41591121305956802 BMTC BMTC 395742 658058 718372 103948 69338 1549715 0.177038332370337 0.25536437344931162 0.63281764711576005 6.7075559054406778E-2 4.4742420380521578E-2 1 0.177038332370337 CNND CNND 296055 494469 835653 201485 144220 1675827 0.26189239834736899 0.17666203014989018 0.61704877651452095 0.12023019082518661 8.6059002510402327E-2 1 0.26189239834736899 ESBF NA NA NA NA NA NA NA NA NA NA NA 0 NA CCNE CCNE 176700 176700 1170742 116930 82174 1546546 0.50853618963327496 0.11425460348415113 0.75700431800929291 7.5607191767978449E-2 5.3133886738577447E-2 1 0.50853618963327496 BDGE BDGE 472922 NA NA 38712 117887 1455107 0.36029069800018998 0.32500840144401749 0.56737133420428876 2.6604229104801227E-2 8.1016035246892493E-2 1 0.36029069800018998 PGC PGC 326916 679112 675262 102945 65607 1522926 0.21643237551814801 0.2146630893424894 0.67466048908482756 6.7596849748444765E-2 4.3079571824238341E-2 1 0.21643237551814801 SUBK SUBK 597735 695850 523803 72813 172988 1465454 0.205637976681975 0.40788383668132877 0.42438588996993426 4.9686308816243974E-2 0.118043964532493 1 0.205637976681975 CNBC NA NA NA NA NA NA NA NA NA NA NA 0 NA IBCA NA NA NA NA NA NA NA NA NA NA NA 0 NA ESSA ESSA 65625 155433 251062 405576 198429 1010500 0.70352885589470704 6.4943097476496778E-2 0.3373280554181099 0.40136170212765959 0.1963671449777338 1 0.70352885589470704 FUNC FUNC 162671 291691 320223 180997 179748 972659 0.52636468101202005 0.16724360747188891 0.46187101543295239 0.1860847429571926 0.18480063413796613 1 0.52636468101202005 FMAR NA NA NA NA NA NA NA NA NA NA NA 0 NA CHMG CHMG 297523 386550 446141 141563 83402 1057656 0.22285520591633801 0.28130412913083269 0.50599438758915949 0.13384597638551665 7.8855506894491209E-2 1 0.22285520591633801 CZNC CZNC 196449 357924 314992 197680 80173 950769 0.27923167723639503 0.20662116665562297 0.50113855205628277 0.20791590807020421 8.4324373217889936E-2 1 0.27923167723639503 PWOD PWOD 211096 373068 343743 NA NA 955361 0.39287855916957898 0.22095940696762795 NA NA NA 0.22095940696762795 0.39287855916957898 ORRF ORRF 119451 473590 207842 202481 151570 1035483 0.43615156554096302 0.11535776058129395 0.54272354060858552 0.19554256322894725 0.14637613558117324 1 0.43615156554096302 BCBP BCBP 102917 231067 327570 165187 228169 951993 0.58656316710351197 0.10810688734055818 0.47870099885188233 0.17351703216305162 0.2396750816445079 1 0.58656316710351197 OLBK OLBK 213570 NA NA 183431 217859 995539 0.43293199266483101 0.21452700496916746 0.38238481867611412 0.18425295242074896 0.21883522393396942 1 0.43293199266483101 FXCB FXCB 126702 205893 188021 248592 58108 700614 0.64699411411138996 0.18084423091745241 0.38139688901449298 0.35482020056693131 8.2938679501123297E-2 1 0.64699411411138996 CVLY CVLY 102977 187759 321646 236604 178841 924850 0.86184428492545595 0.11134454235822025 0.43945288425150025 0.25582959398821431 0.19337297940206519 1 0.86184428492545595 SHBI SHBI 158562 318487 210500 195031 198089 922107 0.74101000766233205 0.17195618295924442 0.40171585293246881 0.21150582307693142 0.21482214103135536 1 0.74101000766233205 CBNJ CBNJ 95094 NA NA 124585 128257 795082 0.40345060485550499 0.11960275795452545 0.562389791241658 0.15669452962084415 0.16131292118297233 1 0.40345060485550499 ACNB ACNB 132776 NA NA 174615 74796 826385 0.27020979257176397 0.16067087374528821 0.53751943706625849 0.2112998178814959 9.050987130695741E-2 1 0.27020979257176397 ADKT ADKT 203904 NA NA 134105 77441 877968 0.16689238787754401 0.23224536657372477 0.52680507717821157 0.15274474696116488 8.8204809286898833E-2 1 0.16689238787754401 FRAF FRAF 118943 288595 458258 NA NA 881797 0.51149431611845397 0.13488705450347416 NA NA NA 0.13488705450347416 0.51149431611845397 OSHC OSHC 105306 NA NA 128535 74570 787028 0.38638130073427301 0.13380210106883109 0.60813211219931185 0.16331693408620787 9.4748852645649195E-2 1 0.38638130073427301 CNOB CNOB 219669 415623 714426 49721 101124 1280894 0.40108884837012698 0.1714966265748766 0.71073796894981167 3.8817419708422396E-2 7.894798476688937E-2 1.0000000000000002 0.40108884837012698 ASRV ASRV 159287 165024 369060 200758 105430 840272 0.612035671985944 0.18956599767694271 0.44604247196146007 0.23892025439381534 0.12547127596778185 1 0.612035671985944 Peer Median 0.18084423091745241 0.54017805232857385 0.14715767569648699 8.9813487507331646E-2 0.95799344644984485 0.39698370376985298 Peer Median 0.18877397500747975 0.56386403720231981 0.15361031564655003 9.3751672143650489E-2 1 FISI FISI 511802 987250 713459 392968 230559 2324236 0.28156961956815801 FISI Median 0.22020225140648367 0.51152593798564339 0.16907405272098014 9.9197757886892723E-2 1 0.28156961956815801 511802 1188907 392968 230559 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 169896 228180 172422 76964 107672 585239 74678 NA NA NA NA 593688 120500 198595 285025 65000 60559 609179 NA NA NA NA NA NA 61721 80922 185449 132078 131266 529715 61018 132912 82744 104797 76539 396993 88540 227562 230711 197888 371521 1027682 352997 679987 434934 54033 78026 1246979 62492 183480 247398 252005 171647 854719 297523 386550 443453 141563 83402 1054968 90179 120107 406551 160811 204303 891772 80267 NA NA NA NA 912432 203904 NA NA 134105 77441 877968 159669 188536 271316 138835 125504 724191 NA NA NA NA NA 666124 132820 200556 379782 66102 45921 692414 90203 163809 238383 56276 33573 492040

Deposit Market Share in Key WI Markets

OLD NATIONAL

Madison, WI

Rank	Institution	# of Branches	Total Deposits ($000)	Deposit Market Share (%)
1	Bank of Montreal	26	2,581,084	16.39
2	U.S. Bancorp (MN)	14	1,644,234	10.44
3	Associated Banc-Corp (WI)	24	1,339,853	8.51
4	First Business Finl. Svcs. Inc (WI)	1	1,056,243	6.71
5	**Anchor BanCorp Wisconsin Inc. (WI)**	**21**	**1,028,332**	**6.53**
6	JPMorgan Chase & Co. (NY)	5	783,612	4.98
7	S.B.C.P. Bancorp Inc. (WI)	9	635,209	4.03
8	Park Bancorp. Inc. (WI)	13	631,278	4.01
9	Wells Fargo & Co. (CA)	6	414,534	2.63
10	Johnson Financial Group Inc. (WI)	3	387,908	2.46
	Total For Institutions In Market	**237**	**15,749,885**	

Milwaukee-Waukesha-West Allis, WI

Rank	Institution	# of Branches	Total Deposits ($000)	Deposit Market Share (%)
1	U.S. Bancorp (MN)	55	25,967,803	40.51
2	Bank of Montreal	73	8,805,041	13.74
3	JPMorgan Chase & Co. (NY)	29	6,122,919	9.55
4	Associated Banc-Corp (WI)	42	6,023,016	9.40
5	Wells Fargo & Co. (CA)	13	1,998,681	3.12
6	PNC Financial Services Group (PA)	32	1,212,835	1.89
7	North Shore Bank FSB (WI)	26	950,507	1.48
8	Waterstone Financial Inc. (WI)	13	919,537	1.43
9	Tri City Bankshares Corp. (WI)	31	870,477	1.36
10	Wintrust Financial Corp. (IL)	7	772,664	1.21
32	**Anchor BanCorp Wisconsin Inc. (WI)**	**6**	**153,531**	**0.24**
	Total For Institutions In Market	**551**	**64,097,978**	

Appleton, WI

Rank	Institution	# of Branches	Total Deposits ($000)	Deposit Market Share (%)
1	Bank of Montreal	11	930,677	24.62
2	JPMorgan Chase & Co. (NY)	7	546,597	14.46
3	Associated Banc-Corp (WI)	4	295,258	7.81
4	American National Bancorp Inc (WI)	1	218,703	5.79
5	Wells Fargo & Co. (CA)	3	212,257	5.61
6	Calumet Bancorp. Inc. (WI)	4	210,579	5.57
7	East Wisconsin SB SA (WI)	6	189,164	5.00
8	County Bancorp Inc. (WI)	1	154,868	4.10
9	U.S. Bancorp (MN)	3	144,894	3.83
10	Independent Bancorp. Ltd. (WI)	1	136,922	3.62
14	**Anchor BanCorp Wisconsin Inc. (WI)**	**3**	**73,144**	**1.93**
	Total For Institutions In Market	**75**	**3,780,455**	

Oshkosh-Neenah, WI

Rank	Institution	# of Branches	Total Deposits ($000)	Deposit Market Share (%)
1	Associated Banc-Corp (WI)	7	548,272	25.27
2	First Menasha Bancshares Inc. (WI)	3	312,557	14.40
3	West Pointe Bancshares Inc. (WI)	1	202,918	9.35
4	Choice Bancorp Inc. (WI)	2	194,351	8.96
5	U.S. Bancorp (MN)	3	188,636	8.69
6	JPMorgan Chase & Co. (NY)	5	181,515	8.37
7	Bank of Montreal	3	119,406	5.50
8	**Anchor BanCorp Wisconsin Inc. (WI)**	**2**	**114,394**	**5.27**
9	Bank First National Corp. (WI)	1	67,411	3.11
10	FirstMerit Corp. (OH)	3	47,657	2.20
	Total For Institutions In Market	**41**	**2,169,803**	

Source: SNL Financial, based on June 30, 2015 FDIC Summary of Deposits

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Non-GAAP Reconciliations Deal Price to ABCW Tangible Book Value 9/30/2015 Total Shareholders' Equity $359.9 Deduct: Goodwill and Intangibles Assets - Tangible Common Shareholders' Equity $359.9 Deal Value $461.3 Price to Tangible Book Value 128.2%

Investor Contact Additional information can be found on the Investor Relations web pages at www.oldnational.com Investor Inquiries: Lynell J. Walton, CPA SVP – Director of Investor Relations 812-464-1366 lynell.walton@oldnational.com